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Exhibit 99.3(D)(1)

         Description of New Zealand
Attachment to Form 18-K
March 2002

TABLE OF CONTENTS

Summary
Selected Statistical and Financial Data
New Zealand
Area and Population
Form of Government
Social Framework
The Treaty of Waitangi
Foreign Relations
Membership in International Economic Organisations
The Economy of New Zealand
Introduction
Background
The 1990s
Recent Developments and Outlook
Fiscal Policy
Public Debt
National Accounts
Prices and Costs
Labour Markets
Industrial Structure and Principal Economic Sectors
External Sector
External Trade
Foreign Investment Policy
Balance of Payments
Foreign-Exchange Rates and Overseas Reserves
Supervision Of The Financial Sector
The Reserve Bank of New Zealand
Financial Sector Structural Developments
Business Law Environment
Monetary Policy
Interest Rates and Money and Credit Aggregates
Public Finance and Fiscal Policy
Public Sector Financial System
Public Sector Financial Management
Current Fiscal Position
Statement of Financial Position
Taxation
Government Enterprises
State-Owned Enterprises
Crown Entities
Performance of Government Enterprises
Public Debt
Debt Management Objectives
Debt Record
Summary of Public Debt
Tables and Supplementary Information

SUMMARY

        New Zealand is a parliamentary democracy situated in the South Pacific. It has a population of 3.8 million in a country similar in size to Japan. New Zealand has a market economy with sizeable manufacturing and services sectors complementing a highly efficient export-oriented agricultural sector. Energy-based industries, forestry, mining, horticulture and tourism have expanded rapidly over the past two decades. Pastoral agriculture and commodity exports remain important to the country but the significance of the service sector relative to primary production and manufacturing continues to grow.

        For New Zealand, much of the focus of the last 17 years has been towards establishing an open, modern and stable economy. The economy has changed from being one of the most regulated in the OECD to one of the most deregulated. The Labour-Alliance Coalition Government elected in November 1999 aims to foster the transformation of New Zealand into a leading knowledge-based economy with high skills, high employment and high value-added production.

        In the area of macroeconomic policy, the Reserve Bank Act (1989) and the Fiscal Responsibility Act (1994) set the framework.

        The focus of monetary policy is on maintaining price stability. A Policy Targets Agreement between the Governor of the Reserve Bank and the Minister of Finance sets out the specific targets for maintaining price stability. At the end of 1999, a new Agreement was signed at the initiative of the new Government. The key change was to add a clause stating that, in implementing monetary policy, the Reserve Bank should seek to avoid unnecessary instability in output, interest rates and the exchange rate. The changes to the Agreement do not, however, change the way monetary policy is conducted but rather formalise the way monetary policy has evolved in New Zealand. The target for annual inflation to be between 0% and 3% remains unchanged.

        An independent review of the operation of monetary policy, commissioned by the Government and released in February 2001, found that monetary policy in New Zealand is currently entirely consistent with the best international practice of flexible inflation targeting.

        The New Zealand economy grew strongly in the mid-1990s. Over the first half of 1998, however, the economy slipped into recession with the twin "shocks" of the Asian economic downturn, and a summer drought occurring at the same time the economy was slowing. The fall in activity was short-lived with the economy recovering through the second half of 1998 and 1999. The economy grew by 3.9% in calendar 1999 and 3.7% in 2000 despite a pause in growth in the first half of the year.

        In the context of global developments, the economy performed strongly in 2001, although quarterly growth slowed in the September quarter after very strong growth in June. The external sector, and agriculture in particular, has played an important role in growth over recent years. Two good growing seasons and relatively favourable world commodity prices have combined with a low exchange rate to produce strong growth in farm incomes. The gains in farm incomes and increased household incomes on the back of employment and wage growth have been feeding into a pick-up in the domestic economy.

        The uncertainty around the outlook for the international economy has increased the risks to the New Zealand economic outlook. However, recent interest-rate cuts and a competitive exchange rate, together with household incomes and migration inflows, will all provide some support to growth going forward.

        Inflation peaked at 4.0% in the year to 31 December 2000 with the rise in world oil prices and some flow through from the lower exchange rate. Annual inflation declined through 2001 as these factors unwound. Throughout 2001, the Reserve Bank reduced the Official Cash Rate as the deteriorating global economy reduced the outlook for New Zealand growth and inflation.

        While New Zealand had been running current account deficits of 5% to 7% of GDP during the latter half of the 1990s, the trend has been improving over the last year. For the year ended 30 September 2001, the current account deficit stood at 3.4% of GDP. Continuation of this trend is expected in the short run but weaker world demand could see some reversal over 2002/03. Over the last decade, New Zealand's current account deficit has predominantly been a story of payments to non-residents, who have built up substantial direct investment in New Zealand. While the trade balance has generally been in surplus, the deficit on the investment income balance has been equivalent to around 7% of GDP.

        On the fiscal front, the 1990s have seen a consolidation of the country's fiscal position with the Fiscal Responsibility Act ensuring that fiscal policy is prudent and transparent. The Government remains committed to maintaining a sound fiscal position.

        In 2000/01 a surplus on the Government operating balance of $1,409 million was achieved. This compares with a surplus of $1,449 million in 1999/2000 and $1,777 million in 1998/99. The 2000/01 surplus, although lower than the previous year, reflects an improvement to operations when liability valuation movements are excluded. An operating surplus of $985 million is forecast for 2001/02.

        The Government's fiscal policy approach is based on an assessment of the current state of government finances, the emergence of future spending pressures, particularly those associated with ageing, and the potential impact of shorter-term influences. The approach involves:

  •
  running operating surpluses on average over the economic cycle sufficient to meet the requirements for contributions to pre-fund the future costs of publicly provided retirement income (New Zealand Superannuation) and ensure consistency with the debt objective referred to in the next point;

  •
  keeping gross Government debt below 30% of GDP, on average over the economic cycle;

  •
  accumulating financial assets to assist with the funding of future New Zealand Superannuation costs;

  •
  keeping expenses around current levels of about 35% of GDP.

        At 30 June 2001, New Zealand's gross direct public debt was $38.4 billion, or 34.1% of estimated GDP. At the same date, public sector foreign-currency debt was $6.0 billion, and interest charges on foreign-currency debt were $405 million in 2000/01. The Government has no net foreign-currency debt.

SELECTED STATISTICAL AND FINANCIAL DATA

Statistical Data

	1997	1998	1999	2000	2001
	(dollar amounts in millions)
Gross Domestic Product at Current Prices(1)(2)	$96,911	$100,007	$100,856	$105,705	$111,932
Annual % Increase (Decrease) in Real GDP(1)(2)(3)	3.1%	1.9%	0.4%	4.6%	2.6%
Population (thousands)(1)	3,728.8	3,771.2	3,798.8	3,817.9	3,837.1
Unemployment Rate(4)	6.6%	7.6%	6.9%	6.1%	5.2%
Change in Consumer Price Index(5)	1.1%	1.7%	(0.4%)	2.0%	3.2%
Exchange Rate(6)	0.6876	0.5101	0.5327	0.4699	0.4148
90 day Bank Bill rate(7)	7.0%	9.2%	4.7%	6.9%	5.8%
5 Year Government Loan Stock Rate(7)	7.0%	6.9%	6.2%	6.9%	6.5%
Terms of Trade Index(2)(8)	1,076	1,076	1,072	1,064	1,167
Current Account Deficit as a % of GDP(1)(2)	(6.2%)	(5.6%)	(4.3%)	(7.0%)	(4.8%)

Government Finance(9)

Year ended 30 June	1996/97	1997/98	1998/99	1999/00	2000/01	2001/02(10)
Total Revenue	34,778	35,581	36,357	36,526	39,492	40,290
Total Expenses	32,953	34,211	35,825	36,171	38,186	39,603
Revenue less Expenses	1,825	1,370	532	355	1,306	687
SOE and CE surpluses/(deficits)	83	1,164	1,245	1,094	103	298
Operating Balance	1,908	2,534	1,777	1,449	1,409	985
As % of GDP	2.0%	2.6%	1.8%	1.4%	1.2%	0.8%
Net Direct Domestic Borrowing	(2,181)	(406)	(190)	(1,027)	961
Net Overseas Borrowing	(3,373)	420	(893)	(158)	(474)
Direct Public Debt
Internal Funded Debt	24,769.0	22,665.4	25,644.7	25,318.0	26,204.5	—
Internal Floating Debt	7,683.6	9,378.9	5,980.0	5,500.0	5,675.0	—
External Debt	4,916.8	6,704.6	5,810.1	6,575.8	6,518.5	—

Total Direct Public Debt	37,369.4	38,748.9	37,434.8	37,393.8	38,398.0	—

(1)
Year ended 31 March.

(2)
2000 data provisional. Prior years' data revised.

(3)
Production based—chain volume series expressed in 1995/96 prices. Base = 100.

(4)
June quarter, seasonally adjusted. Prior years' data revised.

(5)
Annual percentage change, June quarter.

(6)
US$ per NZ$ monthly average for June.

(7)
June monthly average.

(8)
Year ended 30 June. Base: Average of 10 years ended 30 June 1989 = 1000.

(9)
This table is prepared in accordance with New Zealand Generally Accepted Accounting Practice (GAAP).

(10)
2001/02 Budget revisions announced 18 December 2001.

Note:
The above data is presented in a standardised format to facilitate comparisons with previous years. In some cases, later data can be found in the relevant text or tables.

NEW ZEALAND

Area and Population

        New Zealand is situated in the South Pacific Ocean, 6,500 kilometres (4,000 miles) south-southwest of Hawaii and 1,900 kilometres (1,200 miles) to the east of Australia. With a land area of 268,000 square kilometres (103,000 square miles), it is similar in size to Japan or Britain. It is comprised of two main adjacent islands, the North Island and South Island, and a number of small outlying islands. Because these islands are widely dispersed, New Zealand has a relatively large exclusive maritime economic zone of 3.1 million nautical square kilometres.

        Over half of New Zealand's total land area is pasture and arable land, and more than a quarter is under forest cover, including 1.7 million hectares of planted production forest. It is predominantly mountainous and hilly, with 13% of the total area consisting of alpine terrain, including many peaks exceeding 3,000 metres (9,800 feet). Lakes and rivers cover 1% of the land. Most of the rivers are swift and seldom navigable, but many are valuable sources of hydro-electric power. The climate is temperate and relatively mild.

        New Zealand's resident population at 30 June 2001 is estimated at 3,837,000. With an estimated population of 1,193,800 people, the Greater Auckland Region is home to 31 out of every 100 New Zealanders and is the fastest growing region in the country.

        New Zealand has a highly urbanised population with around 77 percent of the resident population living in urban entities with 10,000 or more people. Over half of all New Zealanders live in the four main urban areas of Auckland (1,119,900), Hamilton (171,700), Wellington (346,700) and Christchurch (343,700).

        The population is heavily concentrated in the northern half of the North Island (50.6%), with the remaining population fairly evenly spread between the southern half of the North Island (24.1%) and the South Island (24.2%).

Form of Government

        New Zealand is a sovereign state with a democratic parliamentary government based on the Westminster system. Its constitutional history dates back to the signing of the Treaty of Waitangi in 1840, when the indigenous Maori people ceded sovereignty over New Zealand to the British Queen. The New Zealand Constitution Act 1852 provided for the establishment of a Parliament with an elected House of Representatives. Universal suffrage was introduced in 1893. Like Canada and Australia, New Zealand has the British monarch as titular Head of State. The Queen is represented in New Zealand by the Governor-General, appointed by her on the advice of the New Zealand Government.

        As in the United Kingdom, constitutional practice in New Zealand is an accumulation of convention, precedent and tradition, and there is no single document that can be termed the New Zealand constitution. The Constitution Act 1986 has, however, updated, clarified and brought together in one piece of legislation the most important constitutional provisions that had been enacted in various statutes. It provides for a legislative body, an executive and administrative structure and specific protection for the judiciary.

        Legislative power is vested in Parliament, a unicameral body designated the House of Representatives. It currently has 120 members, who are elected for three-year terms through general elections at which all residents over 18 years of age are entitled to vote. Authority for raising revenue by taxation and for expenditure of public money must be granted by Parliament. Parliament also controls the Government by its power to pass a resolution of no confidence or to reject a Government proposal made a matter of confidence, in which event the Government would be expected to resign.

        The executive Government of New Zealand is carried out by the Executive Council. This is a formal body made up of the Cabinet and the Governor-General, who acts on the Cabinet's advice. The Cabinet itself consists of the Prime Minister and his/her Ministers, who must be chosen from among elected Members of Parliament. Each Minister supervises and is responsible for particular areas of Government administration. Collectively, the Cabinet is responsible for all decisions of the Government.

        As a result of a referendum held in conjunction with the 1993 election, New Zealand has changed from a "First Past the Post" (FPP) system of electing Members of Parliament to a "Mixed Member Proportional" (MMP) system of proportional representation. MMP is similar to the German Federal system of election to the Lower House. Under MMP, the total number of seats each party has in Parliament is proportional to that party's share of the total list vote. Around half of all Members of Parliament are elected directly as electorate representatives as under the FPP system. The remaining members are chosen by the parties from party lists. This change was put in place for the 1996 election. There is provision for the review of the MMP system in 2002.

        At the last six general elections, the distribution of seats in Parliament among the principal parties was as follows:

	1984	1987	1990	1993	1996	1999
Labour Party	56	57	29	45	37	49
National Party	37	40	67	50	44	39
Alliance	—	—	—	2	13	10
ACT	—	—	—	—	8	9
Green Party	—	—	—	—	—	7
New Zealand First	—	—	—	2	17	5
United	—	—	—	—	1	1
Other	2	—	1	—	—	—

TOTAL	95	97	97	99	120	120

        Following the general election in November 1999, seven political parties were represented in Parliament; the Labour Party, the National Party, the Alliance, ACT, the Green Party (previously a member of the Alliance), New Zealand First and United.

        The Labour Party and the Alliance formed a minority Coalition Government in December 1999. The Green Party has pledged to support the Coalition on confidence and supply. The Right Honourable Helen Clark, the Leader of the Labour Party became Prime Minister and the Honourable Jim Anderton, leader of the Alliance, became Deputy Prime Minister.

        The judicial system in New Zealand is based on the British model. By convention and the Constitution Act 1986, the judiciary is independent from the executive.

Social Framework

        New Zealand has a high degree of social and political stability and a modern social welfare system which includes universal entitlement to primary and secondary education and subsidised access to health services for all residents. The population is mainly European (72%), with New Zealand Maori (15%), Pacific Islanders (6%), Asians (5%) and other ethnic groups making up the remainder. There is a high incidence of intermarriage among these groups. The majority of Europeans are of British descent, while the New Zealand Maori are of the same ethnic origin as the indigenous populations of Tahiti, Hawaii and several other Pacific Islands. In recent years there has been an increasing level of immigration from Asian countries.

        The principal social services financed by the Government are health and education, income support for low and middle income families, and a range of benefits and pensions, including New Zealand Superannuation and the unemployment, single parent, sickness and invalid benefits. The publicly- funded social services are augmented by privately-financed schools, health services, pension plans and philanthropic services.

The Treaty of Waitangi

        The Treaty of Waitangi is regarded as a founding document of New Zealand. First signed at Waitangi on 6 February 1840, the Treaty is an agreement between Maori and the British Crown and affirms for Maori their status as the indigenous people of New Zealand.

        The Treaty comprises three articles. The first grants to the Queen of England the right to "govern" New Zealand while the second article guarantees Maori possession of their lands, forests, fisheries and other resources. The third and final article gives Maori all the citizenship rights of British subjects. There are outstanding claims by Maori that the Crown has breached the Treaty, particularly the guarantees under the second article, which are for Maori and the Crown to resolve.

        Since 1992, the Government has developed processes and polices to enable the Crown and Maori to settle any Treaty of Waitangi claim relating to events before September 1992. So far, 13 claims totalling $596 million have been settled. Negotiations are continuing on other claims.

Foreign Relations

        New Zealand foreign policy is one of constructive international engagement. At the heart of this engagement lies a strong sense of national interest.

        A central strategic foreign policy objective is to enhance New Zealand's position as a successful, open and secure trading nation. Exports of goods and services are equivalent to around 33% of New Zealand's GDP. Trade is essential if the nation is to prosper. New Zealand is therefore committed to a multi-track trade policy: multilateral trade liberalisation through the World Trade Organisation (WTO); regional co-operation and liberalisation through active membership of such fora as the Asia Pacific Economic Cooperation (APEC), and bilateral trade arrangements such as the Closer Economic Relations (CER) agreement with Australia. More recently, New Zealand has signed a Closer Economic Partnership with Singapore which came into effect on 1 January 2001. Similar arrangements with other economies are under negotiation or active consideration.

        New Zealand is also determined to meet its responsibilities and advance its interests as a constructive member of the world community. International problems require international responses, and the rule of international law and the maintenance of stability are vital if states are to prosper. New Zealand is therefore active in international organisations such as the United Nations and its agencies. It is involved in issues such as sustainable development, disarmament, peacekeeping and peacemaking, good government initiatives, and overseas development assistance. Two New Zealanders, the Right Honourable Mike Moore and the Right Honourable Don McKinnon, have been appointed to lead two key international organisations, the World Trade Organisation and the Commonwealth Secretariat, respectively.

        Asia-Pacific regional linkages remain at the core of New Zealand's political and economic interests. The countries of APEC take more than 70% of New Zealand's exports. They provide 70% of New Zealand's tourist visitors, and 80% of New Zealand's investment. As well as these economic connections, people-to-people links between New Zealand and the wider Asia-Pacific region are extensive. Both within and outside the region, New Zealand's interests are well diversified. Australia, the European Union, North America and East Asia each take between 15% and 30% of New Zealand's exports.

        Just as the New Zealand economy has been opened to the world, so new relationships have been developed and more traditional relationships have been deepened. New Zealand's trade and foreign policy has extended the boundaries of engagement, recognising the intersection between global integration and the pursuit of national interest.

Membership in International Economic Organisations

        New Zealand is a long-standing member of the Organisation for Economic Cooperation and Development (OECD), the International Monetary Fund (IMF), and the International Bank for Reconstruction and Development (World Bank).

        Other major international economic organisations of which New Zealand is an active member include the International Finance Corporation, the International Development Association, the Asian Development Bank and the European Bank for Reconstruction and Development. New Zealand is also a contracting party to the World Trade Organisation.

THE ECONOMY OF NEW ZEALAND: OVERVIEW

Introduction

        New Zealand has a mixed economy which operates on free market principles. It has sizable manufacturing and service sectors complementing a highly efficient agricultural sector. The economy is strongly trade-oriented, with exports of goods and services accounting for around 33% of total output.

        New Zealand's economic performance has improved significantly over the 1990s. Far-reaching structural reforms commenced in the mid-1980s aimed at improving the microeconomic efficiency of the economy while simultaneously bringing greater stability to the macroeconomy. Following a prolonged period of poor economic performance in the wake of a long-term decline in New Zealand's terms of trade, coupled with inadequate policy responses, the mid-1990s saw output recover strongly.

        However, as a small trading nation, New Zealand's economy is inevitably linked to the fortunes of the world economy. The slowdown in key Asian trading partners during the latter part of 1997 and through 1998 took a toll on economic activity. In addition, a drought affected large parts of the country over the 1997/98 and 1998/99 summers. These shocks occurred when the economy was already in a slowing phase. The end result saw the New Zealand economy contract over the first half of 1998.

        Since then, the economy has seen a broad-based recovery. The second half of 1999 saw growth significantly above trend. A reversal of some of the factors leading to this growth led to the economy slowing markedly in the first half of 2000, and actually contracting in the second quarter. However, looking to the medium term, the reforms of the past 17 years mean that New Zealand should be on a growth track that is more sustainable than in the past. The Labour-Alliance Coalition Government elected in November 1999 sees New Zealand's future lying in the development of a knowledge-based economy. It sees its task as stimulating the innovation, infrastructure and skills development needed to underpin this.

Background

        New Zealand emerged from World War II with an expanding and successful agriculture-based economy. In the 1950s and 1960s, a period of sustained full employment, GDP grew at an average annual rate of 4%. Agricultural prices remained high, due in part to a boom in the wool industry during the Korean War. However, even during this period there were signs of weakness. In 1962, the Economic and Monetary Council advised the Government that between 1949 and 1960 New Zealand's productivity growth had been one of the lowest amongst the world's highest earning economies.

        In the late 1960s, faced with growing balance of payments problems, successive Governments sought to maintain New Zealand's high standard of living with increased levels of overseas borrowing and increasingly protective economic policies.

        Problems mounted for the New Zealand economy in the 1970s. Access into key world markets for agricultural commodities became increasingly difficult. The sharp rises in international oil prices in 1973 and 1974 coincided with falls in prices received for exports. As in many OECD countries, policies in New Zealand were principally aimed at maintaining a high level of economic activity and employment in the short term. High levels of protection of domestic industry had greatly undermined competitiveness and the economy's ability to adapt to the changing world environment. The combination of expansionary macro policies and industrial assistance led to macroeconomic imbalances, structural adjustment problems and a rapid rise in government indebtedness. After the next major shift in oil and commodity prices in 1979 and 1980, New Zealand's position deteriorated further.

        From around 1984 onwards, the direction of economic policy in New Zealand turned away from intervention toward the elimination of many forms of government assistance. On the macroeconomic level, policies have aimed at achieving low inflation and a sound fiscal position while microeconomic reforms have been intended to open the economy to competitive pressures.

        The reforms included the floating of the exchange rate; abolition of controls on capital movements; the ending of industry assistance; the removal of price controls; deregulation across a number of sectors of the economy; corporatisation and privatisation of state-owned assets; and labour market legislation aimed at facilitating more flexible patterns of wage bargaining.

        The adjustment to this new economic framework took time and is ongoing. During the mid-to late 1980s, the economy virtually stagnated and then entered recession in the early 1990s as necessary fiscal consolidation took place and a cyclical downturn occurred in key trading partners.

The 1990s

        From the end of 1992 until late 1997, the New Zealand economy enjoyed continuous growth. This growth was rapid by past standards with annual growth reaching 5% to 7% in 1993–94.

        The improvement in competitiveness associated with a substantial depreciation of the New Zealand dollar, along with stronger trading partner growth and a recovery from a period of structural reform, provided a lot of the initial impetus. Export activity helped support investment growth and, in addition, economic restructuring in the 1980s had made a large part of the existing capital stock obsolete. This made for a strong rebound in investment to meet the demands of a growing economy.

        Gathering momentum in the economy also saw household spending strengthen, with annual growth in consumer spending peaking at 6% to 7% in late 1994/early 1995. In part, buoyant consumer spending reflected a replacement cycle for consumer durables following a sustained period of weak or negative real income growth in the late 1980s and early 1990s. Rapid employment growth and falling unemployment, along with a strong housing market and the associated wealth effects, also underpinned household spending. The unemployment rate fell from a peak of 10.9% in late 1991 to 6.0% at the end of 1996. A large net inflow of migrants, peaking at around 30,000 a year in 1996, also provided a boost to activity.

        Against this background, pressures on the economy's capacity developed. In order to contain inflationary pressures, monetary conditions were tightened over the period from 1994 to late 1996. Associated with this was a rapid rise in the exchange rate. Short-term interest rates rose to around 10%. Nevertheless, inflation picked up and the then official target range for annual underlying inflation of 0% to 2% was breached over 1995/96.

        In the context of tighter monetary conditions and declining net migration flows, the economy slowed markedly from the heights of 1994. Overall economic growth on an annual average basis slowed to around 2.5% to 3% over most of 1996 and 1997.

        As the economy slowed over 1997 and 1998, it was adversely affected by the Asian economic crisis, which reduced demand for exports, and two consecutive droughts, which reduced agricultural and related production. Asia, including Japan, takes around 30% of New Zealand's merchandise exports and is also an important market for tourism. These events and tight monetary policy resulted in the economy contracting by 1.3% over the first half of 1998.

        The economy recovered quickly following the fall in activity seen in the first half of 1998. While quarterly growth rates were somewhat volatile over 1999, the economy recorded growth of 3.9% in 1999 as a whole, with quarterly rates well above trend in the second half of the year.

        Growth over 1999 and 2000 was broad-based. Consumer spending, particularly housing investment, was supported by lower interest rates and an improving labour market. Primary exports recovered from the effects of two years of drought and the impact of the Asian economic crisis. Manufacturing exports posted solid growth while a recovery in visitor numbers from Asia added impetus to tourism activity.

        In the 1991–1994 period, the current account deficit remained low by historical New Zealand standards, remaining in the range of around 1% to 2.5% of GDP. From the mid-1990s, the current account position deteriorated to a deficit of around 6.7% in the year to 31 December 1999. This was caused by a turnaround in the merchandise trade balance, which went from surplus into deficit, and a further increase in the deficit on the international investment income balance to around 7% of GDP.

        This investment income deficit reflects the servicing of the country's large net external liability position, which at 30 September 2001 stood at around 76% of GDP. The country's indebtedness is, in the main, a result of private sector decisions reflecting both a demand for investment funds from the business sector and a demand from households for funds to finance house purchases.

        New Zealand's strong banking system, sound fiscal position and floating exchange rate, together with the role of foreign direct investment in building up external liabilities, means that concerns about the size of the current account deficit need to be kept in perspective. However, a large current account deficit does make any economy vulnerable to changes in financial market sentiment.

        Following a period of large and persistent fiscal deficits, New Zealand's fiscal position improved over the first part of the 1990s, assisted by fiscal consolidation and the economic recovery. In 1990/91, the country was running a fiscal deficit equivalent to nearly 3% of GDP. With the surplus recorded in 2000/01, New Zealand's fiscal position has now been in surplus for 8 years.

Recent Developments and Outlook

        Growth slowed in the first half of 2000 with the unwinding of some one-off factors that had boosted growth in the second half of 1999. These factors included construction activity associated with the Americas Cup regatta and spending in preparation for Y2K. Business and consumer confidence also fell sharply, weakening domestic demand. Activity in the second half of 2000 picked up, although remaining moderate overall. However, employment growth was strong in the second half of the year, and the unemployment rate fell to 5.6% in December.

        The first half of 2001 saw a recovery in business and consumer confidence and growing momentum in the domestic economy. A good agricultural season, combined with relatively high commodity prices and a competitive exchange rate, saw gains in farm incomes. Together with gains in household incomes on the back of the strong labour market and stimulatory monetary conditions, this helped to boost consumer spending and to provide support to the housing market. A rebound in business investment also contributed to average annual growth of 2.5% in the year to 30 September 2001.

        This increasingly broad-based growth has taken place despite the backdrop of a slowing world economy. The tragic events of 11 September 2001 have created greater uncertainty about the magnitude and duration of the downturn in the United States, which had previously been widely expected to be nearing the bottom of the cycle. While New Zealand appears to have been favourably "out of sync" with the slowdown in the world economy in the first half of 2001, growth slowed in the September quarter. Growth is expected to be only moderate in the short term as export demand weakens and increased uncertainty feeds through into domestic confidence and activity.

        However, compared with the last two periods of slower trading partner growth (1990/91 and 1997/98), monetary conditions are at more stimulatory levels, commodity prices in New Zealand dollar terms are at high levels and the labour market is in a strong position with solid real income growth through 2000 and the first half of 2001. The fiscal position is also in healthy shape with continued operating surpluses and low debt levels.

        Monetary conditions have generally become easier since the start of 1997 as the exchange rate has trended down. Following a period of rising interest rates through the period 1998 to 2000, the Reserve Bank has lowered its Official Cash Rate from 6.5% in late 2000 to 4.75% in November 2001.

        Inflation peaked at 4.0% in the year to 31 December 2000, due mainly to high world oil prices and the fall in the exchange rate. Inflation declined throughout 2001, falling to 1.8% in the year to 31 December 2001, and is expected to continue to track back towards the centre of the Reserve Bank's 0% to 3% target band.

        The current account deficit peaked at 7.0% in the year to March 2000 before improving to 3.4% in the year to September 2001. One-off imports (including the import of a naval frigate) and rising oil prices were part of the reason for the size of the deficit in 1999 and the first half of 2000. On an annual basis, the deficit is expected to decline further going into the first half of 2002 on the back of a better trade performance before weakening in 2002/03 as weaker world demand feeds through to the current account. The investment income deficit is expected to remain large.

        A moderation in growth in the short term, followed by an upturn on the back of a pick-up in global growth, is expected to be the most likely economic outlook for New Zealand. There are substantial risks and uncertainties surrounding this outlook given the greater uncertainty around the global economy. A deeper and more protracted global downturn will have a more pronounced impact on New Zealand, impacting on exports and continuing to dampen business and consumer confidence. On the other hand, a stronger pick-up in the global economy in 2002 could see the New Zealand economy follow a stronger growth path.

Fiscal Policy

Prudent Fiscal Management: The Fiscal Responsibility Act

        In 1994, the Government enacted the Fiscal Responsibility Act. The Act is intended to assist in achieving consistent good quality fiscal management over time. Good quality fiscal management should enable the Government to make a major contribution to the economic health of the country and be better positioned to provide a range of services on a sustained basis.

        The Act requires the Crown's financial reporting to be in accordance with New Zealand Generally Accepted Accounting Practice. The primary fiscal indicators are the operating balance, debt and net worth.

        The Fiscal Responsibility Act requires the Government to pursue its policy objectives in accordance with the principles of responsible fiscal management set out in the Act. These include:

  •
  reducing debt to prudent levels to provide a buffer against future adverse events

  •
  maintaining, on average, operating balance once prudent debt levels are reached i.e., the Government is to live within its means over time, with some scope for flexibility through the business cycle

  •
  achieving and maintaining levels of net worth to provide a buffer against adverse events

  •
  managing the risks facing the Crown

  •
  pursuing policies that are consistent with a reasonable degree of predictability about the level and stability of future tax rates.

Key Fiscal Indicators

        Operating Balance:    Following a prolonged period of fiscal deficits, New Zealand achieved surpluses in 1993/94. The initial improvement in the operating balance from 1993/94 onwards reflected a growing economy, increasing tax revenues and firm expense control. Subsequent reductions in the operating balance reflect two rounds of tax reductions, lower nominal economic growth, which reduced tax revenue growth, and changes in accounting policy.

        Government operating expenses have been reduced as a percentage of GDP from 41.6% in 1992/93 to 34.5% in 2000/01. Expenses have been controlled with output budgeting, accrual reporting and decentralised cost management.

        In 2000/01, the operating balance was $1.4 billion. Operating surpluses are expected to continue over the forecast period. Forecasts for 2001/02, 2002/03, 2003/04, 2004/05 and 2005/06 are $1.0 billion, $1.8 billion, $2.9 billion, $3.7 billion and $3.9 billion respectively. Expenses as a percentage of GDP are expected to fall to around 32.4% by 2005/06.

        The operating balance result of $1.4 billion for 2000/01 includes liability valuation movements. If such valuation movements are excluded, the operating balance is $2.1 billion, reflecting a steady increase over the last three years.

        Net debt:    Net debt has fallen from 49% of GDP in 1992/93 to 18.1% in 2000/01. Debt repayments have been financed from operating surpluses and asset sales proceeds. Looking forward, net debt is projected to remain steady at around 18% of GDP. From 2001/02 onwards, it is assumed that surpluses will contribute to building up financial assets to begin pre-funding future superannuation costs rather than solely paying down debt. These assets do not form part of net debt. The cumulative contributions toward pre-funding (excluding ongoing revenue earned on the contributions) reach around 3% of GDP in 2003/04. These assumptions are indicative only because the mechanism and extent of pre-funding have not been finalised.

        Net worth:    New worth increased from -$7.7 billion in 1992/93 to $9.9 billion in 1997/98. In 1998/99, net worth fell to around $6 billion. The fall reflected the recognition of the net future costs of already accepted Accident Compensation Corporation claims ($6.1 billion) partly offset by the $1.8 billion operating surplus. Net worth then increased again to $11.5 billion in 2000/01. This improvement reflects the ongoing operating surplus plus revaluations of physical assets. With forecast operating surpluses, net worth is projected to reach $24.7 billion in 2005/06.

Public Debt

        Prior to March 1985, successive Governments had borrowed under a fixed exchange-rate regime to finance the balance of payments deficit. Since the adoption of a freely floating exchange-rate regime, Governments have undertaken new external borrowing only to rebuild the nation's external reserves and to meet refinancing needs.

        Direct public debt increased by a net amount of $1,004 million including swaps between 1 July 2000 and 30 June 2001. This increase consisted of a net increase in internal debt of $1,061 million and a net decrease in external debt of $57 million.

        The Government achieved its objective of zero net foreign-currency debt in September 1996 following the sale of Forestry Corporation of New Zealand for $1.6 billion.

        Government gross direct debt amounted to 34.1% of GDP in the year ended June 2001, down from 35.5% the previous year.

        The proceeds from the domestic bond programme will be used to finance maturing domestic term debt and to finance the forecast cash deficit during 2001/02 and to partially prefund the 2002/03 borrowing requirement.

National Accounts

        In the year to 30 September 2001, the New Zealand economy recorded average annual growth of 2.5%. Growth was very strong in the June 2001 quarter following two quarters of below trend growth but slowed again in the September 2001 quarter.

        The following table shows Gross Domestic Product and Gross National Expenditure in nominal terms for the last five March years.

Gross Domestic Product and Gross National Expenditure

Year ended 31 March	1997	1998	1999	2000	2001(1)
	(dollar amounts in millions)
Compensation of Employees	41,786	42,815	43,183	44,462	46,756
Net Operating Surplus	29,427	30,259	30,617	33,117	35,934
Consumption of Fixed Capital	12,865	13,441	13,928	14,262	15,205
Indirect Taxes	13,153	13,491	13,466	14,129	14,775
Less Subsidies	320	316	298	330	353

Gross Domestic Product	96,911	100,007	100,856	105,705	111,932
Final Consumption Expenditure
General Government	17,041	18,566	18,924	20,109	20,248
Private	57,488	59,567	61,775	64,470	67,253
Physical Increase in stocks	779	855	(143)	1,404	1,098
Gross Fixed Capital Formation	21,110	20,678	20,066	21,019	21,477

Gross National Expenditure	96,418	99,666	100,622	107,002	110,076
Exports of Goods and Services	27,511	28,534	30,378	33,151	41,065
Less Imports of Goods and Services	27,018	28,193	30,144	34,448	39,209

Expenditure on Gross Domestic Product	96,911	100,007	100,856	105,705	111,932
Real GDP(2)	103.1	105.0	105.5	110.3	113.2
Annual % increase in real GDP	3.1%	1.9%	0.4%	4.6%	2.6%

(1)
Provisional. Prior years' data revised.

(2)
Production based—Chain-volume series expressed in 1995/96 prices. Base = 100.

        The following table shows Gross Domestic Product by major industries at constant 1995/96 prices.

Gross Domestic Product by Production Group(1)

Year ended 31 March	1997	1998	1999	2000	2001	2001% of Total
	(dollar amounts in millions)
Finance, Insurance and Business Services	23,665	24,444	25,133	25,357	25,881	24.7
Manufacturing	16,232	16,443	15,642	16,329	16,731	15.9
Personal and Community Services	10,791	11,131	11,477	12,002	12,553	12.0
Transport and Communication	7,902	8,251	8,767	9,696	10,476	10.0
Wholesale Trade	7,247	7,388	7,519	8,310	8,531	8.1
Retail, Accommodation, Restaurants	6,953	7,044	7,085	7,461	7,621	7.3
Agriculture	5,547	5,526	5,479	5,766	6,018	5.7
Government Administration and Defence	4,263	4,224	4,201	4,137	4,174	4.0
Construction	4,030	4,059	3,702	4,159	3,777	3.6
Fishing, Forestry, Mining	2,841	2,892	2,787	2,845	2,878	2.7
Electricity, Gas and Water	2,163	2,119	2,152	2,084	2,193	2.1
Gross Domestic Product	95,516	97,284	97,682	102,251	104,982	100.0
Primary Industries	8,390	8,419	8,264	8,610	8,893	8.5
Goods Producing Industries	22,425	22,609	21,509	22,557	22,698	21.6
Services Industries	60,823	62,480	64,164	66,842	69,069	65.8

(1)
2001 data provisional. Prior year's data revised.

Prices and Costs

        New Zealand experienced a substantial improvement in inflation performance during the 1990s relative to previous decades. Annual inflation as measured by the Consumers Price Index (CPI) remained below 2% from the December 1991 quarter through to the September 1994 quarter before rising to around 4 1/2% in mid-1995 as the economy experienced rapid growth and monetary policy was tightened. Inflation subsequently fell to -0.5% in the year to September 1999.

        The main reason for the sharp increase in CPI inflation during the period from September 1994 to June 1995 was a significant lift in home mortgage interest rates. Up until recently, New Zealand included home mortgage interest rates in the CPI, unlike most other industrialised countries. Over this period, interest rates made up around 6.5% of the CPI, with home mortgage interest comprising around 5.2% of the CPI.

        In December 1997, CPI ex Credit Services (CPIX) replaced the Reserve Bank's measure of underlying inflation as the target for monetary policy. CPIX, which was constructed by the official statistical agency, excludes interest rates. The September 1999 quarter saw the introduction of a new definition for the way in which the CPI is measured. The main feature of this is that interest rates and land prices have been excluded from the CPI. This definition of the CPI is more in line with that used in most industrialised countries. The newly defined CPI has now become the Reserve Bank's inflation target.

        Annual CPI inflation increased to 4.0% in the December 2000 quarter, recording quarterly increases of 0.7% in the March and June quarters, 1.4% in the September quarter and 1.2% in December. Inflation outturns over 2000 were heavily influenced by higher oil prices, the decline in the exchange rate and price increases in tobacco and cigarettes related to an increase in excise duty. Over 2001, inflation has declined, with quarterly outturns of -0.2% in the March quarter, 0.9% in the June quarter, and 0.6% in each of the September and December quarters. The 0.2% decline in the March 2001 quarter was largely related to a decline in income-related rents for Housing New Zealand tenants. Collectively, these outturns have lowered inflation to 1.8% in the year ended December 2001.

        Exchange-rate and world commodity price developments have also been the main factors behind sharp increases in producer prices. The annual increase in output prices from the September 2000 quarter to the September 2001 quarter was 4.7%. However, the annual increase in input prices over the same period was 6.2%.

        The following table shows on a quarterly basis the Terms of Trade Index, the Producers Price Index, the Consumers Price Index and the Ordinary Time Wage Rate Index and, in each case, the percentage change over the same quarter for the previous year.

Prices and Costs

		Terms of Trade Index(1)		Producers Price Index(2)(3)		Consumers Price Index(4)		Labour Cost Index(5)
1997	March	1083	(1.7)	992	0.4	986	1.8	1070	2.2
	June	1076	(0.9)	990	0.1	987	1.1	1076	2.5
	September	1066	(3.8)	995	0.5	992	1.0	1082	2.5
	December	1085	0.4	1000	0.9	997	0.8	1086	2.2
1998	March	1103	1.8	996	0.4	999	1.3	1090	1.9
	June	1076	0.0	1003	1.3	1004	1.7	1097	2.0
	September	1090	2.3	1003	0.8	1009	1.7	1102	1.8
	December	1080	(0.5)	1001	0.1	1001	0.4	1105	1.7
1999	March	1062	(3.7)	994	(0.2)	998	(0.1)	1110	1.8
	June	1072	(0.4)	1001	(0.2)	1000	(0.4)	1113	1.5
	September	1106	1.5	1016	1.3	1004	(0.5)	1118	1.5
	December	1078	(0.2)	1032	3.1	1006	0.5	1122	1.5
2000	March	1048	(1.3)	1046	5.2	1013	1.5	1126	1.4
	June	1064	(0.7)	1060	5.9	1020	2.0	1132	1.7
	September	1111	0.5	1101	8.4	1034	3.0	1135	1.5
	December	1113	3.2	1142	10.7	1046	4.0	1140	1.6
2001	March	1171	11.7	1130	8.0	1044	3.1	1146	1.8
	June	1167	9.7	1146	8.1	1053	3.2	1152	1.8
	September	1179	6.1	1169	6.2	1059	2.4	1158	2.0
	December	NA	NA	NA	NA	1065	1.8	NA	NA

(1)
Base: Average of 10 years ended June 1989 = 1000.

(2)
Base: December quarter 1997 = 1000.

(3)
All industry inputs.

(4)
Base: June quarter 1999 = 1000.

(5)
Base: March quarter 1993 = 1000.

Labour Markets

        New Zealand's labour market has been substantially deregulated in recent years. In 1987 and 1988, the Labour Relations Act and the State Sector Act introduced greater flexibility in the private and state-sector labour markets. More comprehensive deregulation took place with the passage of the Employment Contracts Act in May 1991. This legislation allowed employers and employees considerable freedom to determine the terms of their employment relationship. Employees were not required to join a union, and were able to choose whether to bargain individually or collectively. Similarly, employers were free to decide how they would bargain e.g., at the workplace level, at the firm level or in conjunction with other employers.

        The present Government has replaced the Employment Contracts Act with the Employment Relations Act 2000. It aims to promote collective bargaining and to recognise the role of unions. It also requires the parties to employment relationships—unions, individual employees and employers—to deal with each other in good faith. However, union membership continues to be voluntary, and employees continue to be able to negotiate on an individual basis with employers. Collective bargaining is promoted in various ways, such as providing that only unions and employers can be parties to collective agreements, allowing unions access to workplaces to recruit, and giving them the right to strike in pursuit of multi-employer contracts. The legislation also promotes mediation to assist the early resolution of workplace disputes.

        Employment growth was very strong in the 1994 to mid-1996 period with annual growth running at between 4% and 5.5%, leading to the unemployment rate falling from a peak of nearly 11% in 1991 to around 6% in 1996. Employment growth then fluctuated in line with the moderation in output growth and the recession in 1998. However, despite this, the unemployment rate remained around the 6% to 8% range, peaking at 7.7% in December 1998. Since then, employment has grown steadily and the unemployment rate fell to 5.2% in the September 2001 quarter. This is the lowest rate since June 1988. The period of employment growth has also seen the participation rate steadily rise.

INDUSTRIAL STRUCTURE AND PRINCIPAL ECONOMIC SECTORS

Primary Industries

        The agricultural, horticultural, forestry, mining, energy and fishing industries play a fundamentally important role in New Zealand's economy, particularly the export sector.

Agriculture and Horticulture

        The agricultural sector, comprising the land, labour, capital and services involved in getting agricultural and horticultural products to the farm gate, constitutes around 7% of GDP. The manufacture of primary foods accounts for a further 3% of GDP. However, downstream activities, including transportation, rural financing and retailing, that are related to agricultural production mean that it plays an even greater part in the New Zealand economy.

        This importance was highlighted during the 1997/98 and 1998/99 summers, when drought conditions adversely affected agricultural production, dragging down export and GDP growth. Since then, climatic conditions have been generally more favourable resulting in record milk-solids production and record average lamb carcass weights.

Pastoral Based Production

        The changing makeup of pastoral based production over the past 10 years, reflecting the relative returns of different farming types, has been mirrored by the changes in stock numbers:

  •
  Dairy cattle numbers have increased from 3.4 million in June 1990 to an estimated 4.7 million in June 2001, reflecting the good returns for dairy products over this time.

  •
  Deer numbers remained stable at around 1.4 million through the mid 1990s, and have climbed to an estimated 2.6 million in June 2001.

  •
  Beef cattle numbers peaked at around 5.2 million in June 1995, but the two years of drought precipitated some reduction in numbers. There were an estimated 5.0 million beef cattle in June 2001.

  •
  Sheep numbers have reduced from around 65 million during the late 1980s to an estimated 44 million in June 2001.

        The Ministry of Agriculture & Forestry's Outlook for 2001 to 2005 forecasts that over this period the value of meat and dairy exports is expected to increase while wool exports will decline marginally.

Horticultural Production

        Horticultural crops have become increasingly important, with the principal crops being apples and kiwifruit. Other significant export crops include wheat, barley, peas, maize, oats, nashi pears, berryfruit, flowers, squash, onions and other fresh fruit and vegetables. The value of horticultural exports is estimated to be $2.0 billion for the year ended March 2001.

        The Ministry of Agriculture & Forestry's Outlook for 2001 to 2005 forecasts that over this period the value of kiwifruit exports should remain steady while the value of pipfruit and other horticultural exports will increase.

Producer Board Reform

        Exports of three major agricultural products (dairy, apples and pears, and kiwifruit) have until recently been exclusively controlled through statutory producer boards.

Developments in Apple and Pear and Kiwifruit

        In the case of apples and pears and kiwifruit, this situation changed early in 2000 when the two boards became companies (ENZA and ZESPRI) with shares held by growers. The two companies still enjoyed exclusive export rights. Separate regulatory boards were established to oversee the companies and license alternative exporters in limited circumstances.

        In May 2001, following extensive consultation, the Minister of Agriculture announced the deregulation of the New Zealand pipfruit industry effective from 1 October 2001. Legislation to effect these changes was enacted in September 2001. This means that ENZA has lost its single desk export powers and will have to compete with other exporters for pipfruit supply.

        The kiwifruit industry is currently prospering and there is little pressure for further regulatory reform.

Developments in Dairy

        Over the last few years, the dairy industry has been characterised by mergers of a number of processing co-operatives, which has served to accelerate the momentum for regulatory reform. In December 2000, the Kiwi and Dairy Group co-operatives, which together processed approximately 97% of New Zealand's dairy exports, announced their agreement to merge and integrate the operations of the Dairy Board into a new co-operative company structure.

        The Dairy Industry Restructuring Act was passed into law in late September 2001 and the merger of the Fonterra Co-operative Group took place in October 2001. As a consequence of the merger, Fonterra is New Zealand's largest company with approximately 20,000 employees and assets of $11 billion.

        The new regulatory environment has removed many of the constraints on dairy industry performance created by the previous statutory environment. In particular, the removal of the export monopoly of the Dairy Board is expected to facilitate the emergence of new competition and new strategies in the dairy industry.

Non-Trading Boards

        There are also producer boards for deer products, pork, meat and wool, but these do not trade products, focusing instead on promotion. These boards are funded by compulsory levies.

        The following table shows sales of the principal categories of agricultural products for the years indicated, and as a percentage of total sales for 2001.

Gross Agricultural Production(1)

Year ended 31 March	1997	1998	1999	2000	2001	2001 % of Total)
	(dollar amounts in millions)
Dairy products	3,323	3,210	3,204	3,625	5,028	32.9
Cattle	951	1,260	1,274	1,537	1,834	12.0
Sheep and lambs	1,293	1,364	1,185	1,318	1,759	11.5
Agricultural services	1,129	1,120	1,114	1,294	1,364	8.9
Sales of live animals	710	1,145	920	835	1,149	7.5
Fruit and nuts	731	685	907	910	1,091	7.1
Wool	652	696	605	619	693	4.5
Vegetables	543	579	682	621	648	4.2
Crops and seeds	413	340	355	332	335	2.2
Value of livestock change	121	(31)	38	152	290	1.9
Other horticultural products	219	231	275	279	281	1.8
Non-farm income	187	190	186	161	197	1.3
Deer	156	133	145	147	206	1.3
Other products n.e.s	142	173	178	169	187	1.2
Pigs	133	138	131	129	147	1.0
Poultry and eggs	97	94	95	93	95	0.6

Total output	10,800	11,327	11,294	12,221	15,304	100.0
Less intermediate consumption	(5,571)	(6,166)	(5,934)	(6,139)	(7,311)

Agricultural contribution to GDP	5,229	5,161	5,361	5,950	8,007

	5.4%	5.2%	5.3%	5.7%	7.2%

(1)
1999, 2000 and 2001 data provisional.

Forestry

        The contribution of the forestry sector to New Zealand's GDP is estimated at 3.5% for the year ended 31 March 2001. Forestry is the basis of an important export industry with more than 67% of wood from the planted production forests eventually being exported in a variety of forms, including logs, wood chips, sawn timber, panel products, pulp and paper and further manufactured wooden products including wooden furniture. For the year ended June 2001, the value of exports of forestry products was $3,309 million (f.o.b.), 10.4% of New Zealand's total merchandise exports. The largest markets for forestry exports are Japan (25% by value) and Australia (22%). The Republic of Korea (14%), the United States (13%), China (6%) and Taiwan (3%) and a range of Asian countries are important developing markets for New Zealand's forestry exports.

        New Zealand's dependence on the growing Asian region was highlighted by recent events in Asia. As the 1997-1998 Asian economic crisis took hold, New Zealand's forestry exports declined and, by the end of 1998, total forestry exports had fallen in volume by 4% compared to the previous year. However, as many Asian countries began to emerge from the turmoil caused by the crisis, so too did New Zealand's forestry exports, which were 16% higher in volume for the year to June 2000. More recently, weak construction activity in Australia and the slowing world economy has seen forestry export volumes fall slightly for the year ended June 2001.

        New Zealand's climate and soils are well-suited to the growth of planted production forests. Planted production forests cover an area of 1.7 million hectares and produce 99% of the country's wood. Radiata pine, which makes up to 90% of the plantation estate, matures in 25 to 30 years, more than twice as fast as in its natural habitat of California. This species has had considerable research investment since it was introduced last century and has demonstrated its versatility for a wide range of uses.

        About 35% of New Zealand's planted production forests are owned or managed by two major private sector forestry companies (Carter Holt Harvey Limited and Fletcher Challenge Forests Limited). Nine medium-sized forestry companies own a further 22% of forests. Six percent of the forest area remains in central Government ownership, being managed primarily by the Ministry of Agriculture and Forestry and two State-Owned Enterprises. Local authorities own a further 3% of the area while the balance (34%) is owned by a large number of private owners including Maori Trusts. The mix of forest ownership, however, is changing. Most of the recent new planting has been carried out by investment syndicates and other small private owners.

        New Zealand's total plantation forest growing stock at 1 April 1999 was estimated as 353 million cubic metres. For the year ended 31 March 2001, a provisional estimate of 18.5 million cubic metres of wood were removed from New Zealand production forests with 13 million cubic metres exported. This produced a range of products, including sawn timber (3.7 million cubic metres); wood panels (843,000 cubic metres); wood pulp (1.6 million tonnes); and paper and paperboard (869,000 tonnes). Some 5.9 million cubic metres of unprocessed logs were exported during the same period.

        Wood supply forecasts show that the potential sustainable wood supply could increase from the current annual harvest of 18.5 million cubic metres, to 28.5 million cubic metres by 2003, and to more than 30 million cubic metres by 2006. This additional 12 million cubic metres of wood supply will double the volume of wood available for export.

Fishing

        Fishing has developed into a major New Zealand industry and is now the fourth largest merchandise export earner. Fish and other seafood accounted for $1,345 million in export revenues in the year ended 30 June 2001, about 4.2% of total merchandise exports.

        Approximately half of production is exported, with the most important species being orange roughy, rock lobster, squid, snapper and hoki. The main export markets are the United States, Japan and Australia, although Europe is becoming increasingly more important. New Zealand's unpolluted coastal waters are also well-suited to aquaculture. The main species farmed are Pacific oyster, green-lipped mussels and quinnat salmon.

        New Zealand has an Exclusive Economic Zone (EEZ) of 3.1 million nautical square kilometres supporting a wide variety of inshore fish, some large deep-water fin fish, squid and tuna. The New Zealand domestic fishing fleet has grown substantially in recent years and investment in processing capacity has increased accordingly. Foreign vessels under charter to New Zealand companies are used extensively.

        The conservation and management of the fisheries is based on a proportional quota management system designed to protect the future sustainability of the fisheries while facilitating their optimum economic use. The system uses market forces, together with scientific assessments of fish stocks, to allocate fishing rights without arbitrarily restricting fishing methods. Within the quota management system, certain administrative functions, such as registration of quota sales and fishing vessels, have been devolved to the fishing industry. This allows for a greater level of partnership between the government and the fishing industry and enables the commercial sector to deliver administrative services according to their needs.

        The maximum levels of catch are controlled by the Government, which assigns access rights to resources by issuing tradeable quotas up to a maximum allowable catch for each species.

Energy and Minerals

        New Zealand has significant natural energy resources, with good reserves of coal, natural gas and oil/condensate, extensive geothermal fields, and a geography and climate which has supported substantial hydroelectric development. The main minerals mined, in addition to coal, are gold, silver, ironsands, various industrial minerals and gravel for construction.

        Programmes for the exploitation of New Zealand's energy resources were accelerated after the first oil shock in 1973. Oil and gas exploration was increased and energy conservation programmes were developed and promoted. As a result, New Zealand is able to supply a significant proportion of its energy requirements.

        Since 1984, the Government has separated its commercial activities from its policy and regulatory functions in the energy sector and has deregulated the previously controlled oil, gas and electricity markets. Notably, franchise area restrictions have been removed, operations of electric supply authorities corporatised and information disclosure regimes introduced for the electricity and gas industries.

        Natural Gas:    Natural gas is currently produced in the Taranaki region of the North Island from the large offshore Maui field, and smaller onshore fields. There are three main groups of users of gas in New Zealand; electricity generation, petrochemical production and reticulation. In recent years, an increasing proportion of gas, (44% in year ended 31 March 2001) has been used for electricity generation. Another 42% is used for petrochemicals, mostly by Methanex New Zealand Limited for the production of chemical methanol and for ammonia/urea production. The remaining 14% is reticulated in the North Island as a premium fuel. Gross natural gas production has averaged over 240 PJ per annum over the past few years and is likely to continue until the Maui field draws down around 2005.

        Oil:    New Zealand's crude oil and condensate production was 1.58 million tonnes in the year ended 31 March 2001, of which 1.2 million tonnes were exported. Total crude petroleum imports were 4.6 million tonnes. In the same year, domestic gasoline production was 1.5 million tonnes, of which about 25% was premium unleaded petrol and 75% regular unleaded petrol. Domestic consumption of gasoline was 2.2 million tonnes. Total domestic consumption of gasoline, diesel, fuel oils and other fuel products was around 5 million tonnes.

        Coal:    Coal is New Zealand's most abundant energy resource with 8.6 billion tonnes potentially recoverable from 42 coalfields. Of this amount, 80% is lignite, located mainly in Southland, 15% is sub-bituminous, located mainly in the Waikato region south of Auckland, and 5% is bituminous, located mainly on the West Coast of the South Island. Lignite is used mainly for industrial fuel and sub-bituminous coal for industrial fuel, steel manufacture, electricity generation and domestic heating. Bituminous coal, which is typically very low ash, low sulphur coking coal, is mainly exported for metallurgical applications.

        Coal "reserves" refer to that portion of the coal resource that is known to be recoverable under current technological and economic conditions. Total measured coal reserves are approximately 15 billion tonnes. In 2001, total coal production was 3.8 million tonnes, of which approximately 1.7 million tonnes of coking coal were exported.

        Electricity:    In 1994, the transmission functions of the Electricity Corporation of New Zealand (ECNZ) became a separate State-Owned Enterprise, Transpower. In 1996, about a third of ECNZ's generation assets were transferred to a new State-Owned Enterprise, Contact Energy, which competed directly with ECNZ and private sector companies in New Zealand's newly-formed wholesale electricity market.

        In 1998, the Government introduced a further round of reforms to promote greater economic efficiency in the electricity generation, distribution and retail industries. This involved the further split of ECNZ and required local power companies to separate the ownership and control of line businesses from their energy retailing and generation activity by 1 April 1999.

        In March 1999, the Government sold a 40 percent "cornerstone" shareholding in Contact Energy to US-based Edison Mission Energy. The remainder was sold by public share float.

        On 1 April 1999, ECNZ was further split into three competing State-Owned Enterprises so that, in total, there were four competing generators formed from the initial ECNZ. The new companies are Meridian Energy, Genesis Power and Mighty River Power.

        In February 2000, the Government announced a Ministerial Inquiry into the Electricity Industry. The Inquiry reported on 13 June and its recommendations covered a wide range of wholesale market, transmission, distribution and retail issues, including industry governance and regulatory arrangements, and measures to improve demand-side participation. The Government announced its decision on the recommendations made by the Inquiry in December 2000.

        The reforms are designed to strengthen self-regulation of the electricity industry through the creation of a single industry governance board, which will set industry rules consistent with the outcomes specified by the Government, and to devolve price control decisions and responsibilities for setting asset valuation methodologies for lines businesses to the Commerce Commission. This approach builds on the recommendations of the Ministerial Inquiry and existing self-regulatory arrangements in the industry. The functions and constitution of the governance board is guided by a Government Policy Statement, which sets out government expectations for industry action, but leaves the details to be determined by industry.

        The Government passed legislation in August 2001 that enables the Commerce Commission to fulfil its roles, and provides the government with backstop regulatory powers to establish the governance board and undertake other measures should the industry fail to deliver on Government expectations. The industry will be required to have its final set of rules authorised by the Commerce Commission to ensure consistency with competition law and policy in New Zealand. The industry is reporting to the Minister of Energy regularly so that the Government can gauge industry progress.

        The three new electricity generation companies and Contact Energy had a combined total net capacity of about 7,050 MW as at 31 March 2001, and together generated about 81% of the nation's power. Private companies operating stand-alone power and cogeneration plants produced the rest of the nation's power. In the year ended 31 March 2000, hydro-electric power produced 65% of the total national electricity supply of 37,000 Gigawatt hours (including cogeneration), thermal power (mostly gas with some minimal coal use) generated 22%, and geothermal 5.9% and the rest, including cogeneration, about 7%. There is a small (0.4%) but increasing amount of windpower generation.

Manufacturing

        New Zealand's manufacturing industries make an important contribution to the national economy. In the year ended March 2001, manufacturing sector output accounted for around 16% of real GDP. The proportion of the labour force employed in manufacturing was also around 16% in the year to June 2001.

        Manufacturing contributed significantly to growth in the 1990s. From the trough of the previous economic cycle in June 1991 through to June 2000, manufacturing output grew by 31%. Output grew particularly strongly in the 1992–1995 period but since then growth has slowed. In part this is explained by the appreciation of the exchange rate over the 1994–1997 period but also the adverse impact of the Asian economic crisis, two consecutive droughts and, more recently, slower domestic demand. Primary sector processing (food and forestry) make up a significant proportion of the sector.

        Exports have been a primary driver of growth in the manufacturing sector over recent years. The performance of non-commodity manufactured exports has been especially impressive, averaging over 9% annually since 1990. An international focus by New Zealand manufacturers, and attention to marketing, design, reliability, customer responsiveness, and cost, have been key factors in this success.

        The following table sets forth the sales of goods and services in the manufacturing sector for the five years ended 31 March 2001. It also shows the development of the manufacturing index for the same period.

Sales of the Manufacturing Sector by Industry Group

Year ended 31 March	1997	1998	1999	2000	2001	2001 % of total
	(dollar amount in millions)
Food
Meat and Dairy	10,986	11,116	10,682	11,237	13,829	23.2
Other	7,030	7,487	7,689	7,955	8,610	14.4
Machinery and equipment manufacturing	7,307	7,430	6,780	7,036	7,896	13.2
Petroleum, coal, chemicals and associated products	6,051	5,941	5,749	6,124	7,570	12.7
Wood and paper products	5,585	5,508	5,420	6,511	7,007	11.7
Metal products	5,576	5,965	5,513	6,042	6,365	10.7
Textile, clothing, footwear and leather	2,836	2,542	2,470	2,594	2,761	4.6
Printing, publishing and recorded media	2,571	2,570	2,568	2,500	2,632	4.4
Non metallic mineral products	1,478	1,585	1,581	1,588	1,509	2.5
Other manufacturing	1,614	1,703	1,615	1,746	1,528	2.6

Total	51,033	51,846	50,068	53,332	59,706	100.0

Manufacturing index(1)	101.8	103.1	98.1	102.4	105.0

(1)
Base: March quarter 1996 = 100.

Service Industries

        Service industries make up a large proportion of the economy. The sector enjoyed strong growth in 1994/1995 with annual growth rates of about 5%. The sector slowed through 1997 and 1998 but still recorded growth of over 2% at a time when the economy as a whole slipped into recession. Growth subsequently rebounded to over 5% in the year to June 2000 and 4.6% in the year to September 2001, exceeding growth of the economy as a whole.

        Within the service sector, retail and wholesale trade, restaurants and hotels comprise a major subcomponent, accounting for around 30% of service sector activity. Export-related activities such as primary sector producer boards and tourism play an important part in trends in this sector. Thus growth was adversely affected through 1997 and 1998 as consecutive droughts caused a decline in primary production. In turn, the return to "normal" seasonal conditions helped contribute to the rebound in growth over 1999 and 2000. From the end of 1998, the sector has also been buoyed by a strengthening tourism industry. After three years of double-digit growth, the tourism industry is expected to be adversely affected by the events of 11 September 2001 in the short term, with growth resuming after 3 to 6 months.

        The transport and communications industries have been particularly strong performers over recent times and appeared to be somewhat immune to the 1997/98 economic slowdown. Double-digit annual growth was recorded over much of 1999 and 2000. In part this reflects growth in the areas of cellular communications and internet services. Annual growth slowed over 2001.

        Growth in the financial and business services sector has been much more moderate than in most other service industries However, recent data shows annual growth rates picking up to just over 3% after falling to 1% in 1999 and early 2000.

Financial Services

        In the mid-1980s most direct controls on the financial services sector were lifted. The result has been rapid growth in money market activity, the development of a sizeable secondary market in government securities, the introduction of a range of new financial instruments, including forward contracts, options, and interest and exchange-rate futures, and the growing use of such devices to hedge interest-rate and exchange-rate risk.

        As a result of the removal of entry barriers and restrictions, the financial services sector has grown rapidly, and many financial institutions now offer a wide range of competitive services. The most notable development has been the Reserve Bank Act 1989. The Act provides a system of registration for banks and a policy of prudential supervision for such registered banks. The major concern of the prudential supervision policy is maintaining and promoting the stability of the financial system. The Act identifies price stability as the primary objective of monetary policy and gives the Reserve Bank greater autonomy in pursuit of that objective.

        All inter-bank settlement and cheque-clearing is performed using modern and well-integrated computerised systems. Several banks offer banking services on the Internet. Most of the registered banks and a number of merchant banks operate in the wholesale banking area, while a number of registered banks provide mainly retail banking services.

        The banking system is currently in good shape despite a lack of growth in the economy over the last year or so. Profitability is good, capital is comfortably above minimum requirements and non-performing loans are at historically low levels. Nevertheless, the banking sector is very competitive with a few banks operating in narrowly focused niche markets putting pressure on the larger banks through fine pricing and low cost structures.

Transport

        Transport is a major component of economic activity in New Zealand. The country's transport system owes its characteristics, not only to New Zealand's dependence on external trade and remoteness from many of its trading partners, but also to its rugged terrain and scattered population and the division of the country into two main islands spanning 2,011 kilometres in length. As a result, the establishment of a comprehensive network of roads (around 93,000 kilometres) and railways (4,200 kilometres) linked to ports and airports has involved capital costs that are high in relation to the size of the population. However, the efficiency of the country's internal transport system has played a critical role in New Zealand's economic growth.

        Much of this transport infrastructure was developed and operated by government-owned monopolies. Over the past 17 years, however, the transport sector has been systematically deregulated and legislative barriers to competition have been removed. Previously government-owned operations were corporatised and many have been sold.

        Since 1983, domestic air services have been effectively deregulated. In 1986, the overseas investment restrictions on foreign ownership of New Zealand airlines were lifted. New Zealand's three major international airports and a number of provincial airports have been progressively restructured as limited liability companies. In 1998, the Government's shares in Auckland and Wellington International Airports and a number of provincial airports were sold.

        Efficient international air services are vitally important to New Zealand. Accordingly, New Zealand seeks to conclude with other countries the most liberal and flexible air services arrangements possible. Since 1985, New Zealand's policy has been to encourage its negotiating partners in bilateral air services negotiations towards mutual liberalisation, thereby increasing the opportunity for competition in existing and potential markets. New Zealand's air services agreements are regarded as being the most liberal in the world and include more open skies agreements than any other country in the world apart from the United States.

        New Zealand has progressively moved to a safety audit and monitoring approach in regard to the regulation of the transport sector. The general effect of this move has been to shift more responsibility for safety on to transport operators and other participants in the transport sector.

        Railways:    New Zealand's railway system connects all major population centres and includes three inter-island rail ferries. Until October 1990, the system was maintained and operated by the government-owned New Zealand Railways Corporation, which also operated a network of road passenger services and a nationwide parcel service in competition with private firms. In September 1993, the core business was sold to a consortium of New Zealand and overseas interests now operating as Tranz Rail. The government has recently completed the purchase of the Auckland urban railway corridor to support regional initiatives to reduce traffic congestion.

        Shipping:    Around 90% of New Zealand's total international trade is carried by sea. The vast majority of this is carried by about 30 foreign companies.

        Benefits from the reform of New Zealand's port industry have been realised through corporatisation and privatisation of the ports and in lower stevedoring costs stemming from receptiveness to new technology, changes in conditions of employment and reduced manning levels. The number of waterside workers is estimated to have reduced by almost 60% following the implementation of reform legislation in May 1988. Ship turnaround times have halved and New Zealand exporters have been able to negotiate lower freight rates as a result of the savings derived from port reforms.

        In November 1994, the Government passed legislation to permit foreign vessels to compete in New Zealand's coastal trade from February 1995. This has provided further benefits for the economy, particularly through reducing transport costs and increasing the choice of coastal transport services for the manufacturing and agricultural sectors.

        Civil Aviation:    New Zealand has a large number of registered aircraft and licensed pilots per capita. Large aircraft are used for international and domestic freight and passenger transport. Light aircraft, including helicopters, are used extensively in agriculture, tourism and for scheduled services on provincial routes.

        A total of 29 international airlines, including Air New Zealand, link New Zealand with the rest of the world with both freight and passenger services. International flights operate from a number of international airports, of which Auckland, Wellington and Christchurch are the most significant. Hamilton, Palmerston North, Queenstown and Dunedin are secondary airports used for some international flights, mainly trans-Tasman.

        A large number of domestic airlines operate from 31 airports and aerodromes. Air New Zealand and Qantas New Zealand (previously Ansett New Zealand) are the largest domestic operators of scheduled services while a number of smaller operators compete on predominantly provincial routes.

        In September 2001, Air New Zealand placed its subsidiary, the Ansett Group, into voluntary administration. This, together with the events of 11 September 2001, took Air New Zealand to the brink of financial distress. The New Zealand Government has provided a rescue package for Air New Zealand. The Government has subscribed for new equity in Air New Zealand valued at $885 million, giving it an 82% stake in the airline. Air New Zealand will continue to be a publicly listed company on the New Zealand Stock Exchange. The Government has committed to provide further funding of $150 million before June 2003 if required. It has also indicated that it might consider bringing in a strategic partner in the future.

Tourism

        Tourism is one of the largest single sources of foreign-exchange revenue and a major growth industry in New Zealand. In the year to 30 September 2001, foreign-exchange earnings of $5.3 billion were generated from international visitors (excluding New Zealand's share of international airfare payments). This was an increase of 12% on earnings in the same period the previous year. The country's beautiful scenery, natural environment and a range of outdoor activities make New Zealand a popular tourist destination.

        Australia is New Zealand's closest market and by far the largest source of visitor arrivals at 630,000 (33% of the total) in the year ending 31 December 2001. The next largest markets are the United Kingdom (212,000, or 11% of the total), the United States (187,000; 10%) and Japan (149,000; 8%).

        While total Asia arrivals are still down on the levels that existed before the region's 1997/1998 economic crisis, some countries, notably China, the Republic of Korea, Singapore and Thailand, have shown a resurgence of strong growth. China (53,000) and Singapore (33,000) have already surpassed their 1997 arrival numbers. The Republic of Korea (87,000) has continued to recover rapidly over the last two years, but has some way to go to return to pre-crisis levels of 125,000 visitors.

        The prospects for the tourism industry in the immediate future are uncertain in the wake of the terrorist attacks in the United States. However, New Zealand's competitive exchange rate and reputation as a safe holiday destination should mean that New Zealand remains an attractive option for international tourists. Visitor arrivals for the year ended 31 December 2001 were 1,910,000, an increase of 6.7% over the previous year.

Communications

        New Zealand was the first country to open its entire telecommunications market to competitive entry in 1989. Telecom New Zealand was privatised in August 1990, and today all major competitors are privately owned. Local business services are provided by Telecom New Zealand, TelstraClear, Walker Wireless, Ihug and others. In competition with Telecom New Zealand, TelstraClear has a residential hybrid fibre-coaxial network in Wellington, and is in the process of installing similar networks in Christchurch and Auckland. Other residential telecommunications options are emerging. Latest figures show there are at least sixteen national and international call service providers. Telecom New Zealand and Vodafone currently provide cellular services, and there are indications that a third firm may enter the market.

        Third generation and further second generation spectrum was recently auctioned. Successful bidders include TelstraClear, Telecom New Zealand, Vodafone and Econet.

        New Zealand's internet access prices tend to be lower than the OECD average. These low costs have encouraged a high uptake of internet access among New Zealand residential users. New Zealand is ranked very highly among OECD countries in terms of Internet hosts per thousand inhabitants and secure servers per one million inhabitants.

        An independent Ministerial Inquiry into Telecommunications reported to the Minister of Communications with its recommended changes to the telecommunications regulatory regime in September 2000. In December 2000, the Government announced its decisions on reforms including the establishment of a Telecommunications Commissioner within the Commerce Commission to resolve disputes over access to certain regulated services provided by Telecom New Zealand. Further decisions were taken in October 2001, following Select Committee consideration of the draft Telecommunications Bill. The regulatory regime, which was enacted in December 2001, includes specification (low level regulation of access) of mobile roaming and cell-site co-location, an extension of the services that Telecom is required to wholesale to competitors, and a tightening of timeframes for decisions of the Telecommunications Commissioner.

        Until recently, most postal services were provided by New Zealand Post Limited, a commercially-run State-Owned Enterprise. In 1998, the Government enacted the Postal Services Act removing New Zealand Post's statutory monopoly for the delivery of standard letters from 1 April 1998. As a result, there are now a number of registered postal operators in the standard letters market offering a range of new postal services and prices. It is expected that there will be continued growing competition as a result of the deregulation and on-going substitution to electronic forms of communication. However, New Zealand Post still expects to earn profits and maintain high service delivery standards while matching their competitors across a wide range of services.

        In addition, New Zealand Post is using its existing retail network to expand into retail banking commencing in 2002. New Zealand Post does not have the resources to fund the establishment of the bank itself, so the Government is making a one-off investment of up to $78.2 million in New Zealand Post to fund the establishment expenses and capital expenditure involved, and to ensure there is sufficient capital to meet Reserve Bank requirements. However, the Government is neither guaranteeing the bank nor subsidising its on-going operations. Registration of the new bank, known as Kiwibank, was completed on 4 February 2002.

        Two national radio networks are provided by Radio New Zealand Limited, a Crown entity. There are numerous private radio stations. Television New Zealand Limited, a State-Owned Enterprise, provides two national free-to-air television channels, as does CanWest, a private television operator. Non-commercial television and regional television services are also available in some areas. Digital and analogue pay TV services are available from satellite and, in some areas, cable delivery platforms.

        There are six major daily metropolitan newspapers in the main centres and numerous provincial and community newspapers, all of which are privately owned. In addition there are two national weekly business papers, a number of wire services and a growing number of internet news services.

EXTERNAL SECTOR

External Trade

        External trade is of fundamental importance to New Zealand. New Zealand remains reliant in exports of commodity-based products as a main source of export receipts and relies on imports of raw materials and capital equipment for industry, making New Zealand strongly trade-orientated.

        New Zealand remains committed to a reduction of world-wide trade barriers. Tariffs have been systematically reduced and quantitative controls on imported goods eliminated. Currently around 95% of goods come into New Zealand tariff free, including all goods from Least Developed Countries.

        New Zealand was active in laying the foundations for a new round of WTO negotiations. Agriculture and services are of prime importance to the New Zealand economy and are already mandated for negotiation. New Zealand will be working with other like-minded countries to reduce barriers to trade in goods and services and provide improved market access for New Zealand exporters.

        New Zealand, as a member of APEC, is committed to achieving APEC's goals of free trade and investment by 2010 for developed economies (2020 for developing economies). As Co-chair of the APEC Finance Ministers process during 1999–2000, New Zealand continued to promote sound economic and financial policies in the APEC economies. Recent New Zealand initiaitives have been the promotion of a Voluntary Action Plan for free and stable capital flows and initiatives to promote improved corporate governance and public sector management. A plurilateral open skies air services agreement has been signed between New Zealand, Brunei, Chile, Singapore and the United States. New Zealand has also put effort into capacity building and technical co-operation within APEC, and has encouraged greater involvement by organised labour.

        New Zealand is ready to enter into discussions with any interested trading partners on the posibility of new preferential bilateral or regional free trade arrangements, provided such arrangements are outward-looking and WTO-consistent. New Zealand is currently negotiating a Closer Economic Partnership with Hong Kong and a Closer Economic Partnership Agreement with Singapore entered into effect on 1 January 2001. Similar arrangements with other economies, including the United States, are currently under negotiation or active consideration.

Merchandise Trade

        After bottoming at a deficit of $3,573 million in December 1999, the merchandise trade balance has improved significantly. The annual merchandise trade balance stood at a deficit of $12 million for the year ended 30 September 2001. Merchandise exports increased 22% in the year to 30 September 2001 to $31.9 billion, while merchandise imports grew by 9% to $31.9 billion. Trend growth in exports has generally exceeded import growth through 2000 and 2001. Growth was particularly strong in dairy and casein products (+47%), electrical machinery and equipment (+29%) and meat products (+24%). Further narrowing of the merchandise trade deficit is expected into 2002 leading to further improvement in the current account.

Trade in Services

        Trade in services is dominated by tourist flows and the tourism industry is one of the most important sectors of the New Zealand economy.

        The sharp rebound in tourists from Asia following 1998 and continued strong growth in tourist numbers from these markets, together with growth in the United States and European markets, saw improvements in services exports. In the year to 30 September 2001, total visitor arrival numbers grew by 12.2% while numbers from Asia were up 14% and up 10.8% from Europe. The depreciation in the New Zealand dollar, the recovery of the Asia region, and some one-off events were significant factors behind this substantial growth in tourist arrivals.

        The turnaround in visitor arrivals helped an improvement in the services balance from a deficit of $1,469 million in the year to 30 September 1998 to a deficit of $88 million in the year to 30 September 2001.

        In the wake of the events of 11 September 2001, visitor numbers declined by 4.4% in the quarter ended 31 December 2001, although numbers for the full year increased by 6.7%. Some markets, however, continued to perform strongly during the quarter.

        The following table records the total value of exports and imports of goods since 1997.

Balance of External Merchanise Trade

Year ended 30 September	Exports (FOB)(1)	Imports (CIF)	Balance Of Trade	Exports as a % of Imports
	(dollar amounts in millions)
1997	21,033	21,324	(290)	98.6
1998	21,990	22,589	(599)	97.3
1999	22,600	24,248	(1,648)	93.2
2000	26,027	29,193	(3,166)	89.2
2001	31,939	31,927	(12)	100.0

(1)
Includes re-exports.

Terms of Trade

        The merchandise terms of trade index was 6.1% higher in September 2001 compared with the same quarter in 2000. Export prices rose 6.2% over the year, while import prices remained flat. Rising prices for commodities such as meat and dairy in particular have had an upward influence on export prices.

		Exports Price Index(1)		Imports Price Index(1)		Terms of Trade Index(2)
1997	March	970	(6.3)	1,020	(4.6)	1,083	(1.7)
	June	965	(4.2)	1,021	(3.3)	1,076	(0.9)
	September	980	(2.8)	1,047	1.1	1,066	(3.8)
	December	1,003	2.9	1,053	2.5	1,085	0.4

1998	March	1,017	4.8	1,050	2.9	1,103	1.8
	June	1,019	5.6	1,078	5.6	1,076	0.0
	September	1,041	6.2	1,087	3.8	1,090	2.3
	December	1,029	2.6	1,084	2.9	1,080	(0.5)

1999	March	1,006	(1.1)	1,078	2.7	1,062	(3.7)
	June	1,021	0.2	1,085	0.6	1,072	(0.4)
	September	1,053	1.2	1,085	(0.2)	1,106	1.5
	December	1,083	5.2	1,144	5.5	1,078	(0.2)

2000	March	1,103	9.6	1,199	11.2	1,048	(1.3)
	June	1,149	12.5	1,230	13.4	1,064	(0.7)
	September	1,261	19.8	1,293	19.2	1,111	0.5
	December	1,362	25.8	1,393	21.8	1,113	3.2

2001	March	1,325	20.1	1,288	7.4	1,171	11.7
	June(3)	1,348	17.3	1,316	7.0	1,167	9.7
	September(3)	1,340	6.3	1,294	0.1	1,179	6.1
	December	NA	NA	NA	NA	NA	NA

(1)
Base: Year ended June 1989 = 1,000.
(2)
Base: Average of 10 years ended June 1989 = 1,000.
(3)
Provisional.

        Percentages represent change over the same quarter of the previous year.

Composition of Merchandise Exports and Imports

        Agricultural exports are still an important source of export income for the New Zealand economy. Meat and dairy products are the most important agricultural exports—together they accounted for just over 35% of total merchandise exports in the year ended 30 September 2001.

        The agricultural sector is highly efficient and has increased the value-added component in agricultural exports. In the face of a long-term downward trend in commodity prices, all primary producers have been under pressure to innovate, add value and diversify markets.

        New Zealand's export base has widened, as other sectors expand their relative contribution to export revenue. Exports of forestry products, fish and horticultural products have increased their contribution to export earnings considerably. In 1971, the value of exports from these products comprised around 8% of total revenue. In the year ended 30 September 2001, it was over 20%.

        The manufacturing sector has been a major source of export growth and diversification over the past decade. Non-commodity manufactured exports have grown an average of around 9% annually since 1990 and now account for over 30% of total merchandise exports. The Closer Economic Relations agreement has contributed to a successful expansion by manufacturers into the Australian market. A focus on design, reliability and cost is also seeing manufacturers make inroads into other markets, particularly Asia and the United States. Despite New Zealand's geographical position, it now exports a range of manufactured goods, including plastic goods, carpets and textiles, wines and high-tech computer equipment to countries throughout the world.

        As New Zealand has become more internationally oriented, imports have played a larger role in its economy. In real terms, imports have increased by over 70% over the past ten years, reflecting both tariff reductions and a higher degree of value-added in the manufacturing sector.

        The following tables show the dollar amounts and percentage distribution of New Zealand's major exports and imports.

Composition of Principal Merchandise Exports

Year ended 30 June	1997	1998	1999	2000	2001	2001 % of total
	(dollar amounts in millions)
Dairy produce etc	3,515	3,723	3,861	3,975	5,810	18.2
Meat and edible meat offal	2,730	2,903	2,828	3,376	4,179	13.1
Wood and articles of wood	1,565	1,434	1,495	2,016	2,218	6.9
Fish, crustaceans and molluscs	1,014	1,014	1,153	1,206	1,345	4.2
Aluminium and articles thereof	811	959	956	1,114	1,294	4.1
Casein and caseinates	569	652	763	803	1,213	3.8
Mechanical machinery	758	864	848	944	1,067	3.3
Fruit	778	894	1,062	974	1,031	3.2
Electrical machinery	516	621	627	752	915	2.9
Wool and other animal fibres	947	911	741	801	885	2.8
Raw hides and skins	663	602	535	557	837	2.6
Mineral fuels	551	493	441	614	741	2.3
Wood pulp	357	358	362	544	633	2.0
Paper and paperwood	410	489	535	631	507	1.6
Iron and steel	417	455	450	491	504	1.6
Vegetables	271	336	389	365	446	1.4
Plastics and articles thereof	261	282	295	334	393	1.2
Precious stones, metals & jewellery	263	253	195	227	265	0.8
All other commodities	4,008	4,248	4,241	5,046	6,610	20.7

TOTAL NEW ZEALAND PRODUCE	20,405	21,490	21,777	24,772	30,892	96.7

Re-exports	628	501	823	1,256	1,047	3.3

Total Merchandise Exports F.O.B.	21,033	21,990	22,600	26,027	31,939	100

Composition of Principal Merchandise Imports

Year ended 30 June	1997	1998	1999	2000	2001	2001 % of total
	(dollar amounts in millions)
Mechanical machinery	3,109	3,387	3,299	3,651	3,936	13.2
Vehicles	2,439	2,094	2,698	3,292	3,384	11.3
Electrical machinery	2,124	2,234	2,428	2,834	3,263	10.9
Mineral fuels	1,317	1,230	1,226	2,169	3,251	10.9
Plastic and articles thereof	829	877	902	1,093	1,227	4.1
Optical, photographic, etc	650	721	737	819	952	3.2
Aircraft	303	381	798	1,493	877	2.9
Paper and paperboard	569	597	664	761	834	2.8
Pharmaceutical products	531	606	661	703	757	2.5
Apparel and clothing accessories: not knitted	360	424	439	526	602	2.0
Apparel and clothing accessories: knitted	283	338	334	399	458	1.5
Iron and steel	348	328	338	428	442	1.5
Iron or steel articles	321	339	325	372	413	1.4
Printed books, newspapers, etc	314	329	366	385	399	1.3
Organic chemicals	255	269	285	318	368	1.2
Chemical products n.e.s	262	264	332	339	366	1.2
Toys, games and sports requisites	233	251	270	297	358	1.2
Rubber and articles thereof	250	263	287	309	348	1.2
Ships and boats	298	664	358	691	241	0.8
Inorganic chemicals	164	170	177	186	200	0.7
All other commodities	4,825	5,244	5,662	6,395	7,208	24.1

TOTAL MERCHANDISE IMPORTS v.f.d.	19,785	21,010	22,584	27,460	29,885	100.0

c.i.f. value	21,324	22,589	24,248	29,193	31,927

Geographic Distribution of External Trade

        New Zealand's trading relationships are becoming increasingly based around Pacific Rim countries. New Zealand's three largest export markets—Australia, Japan and the United States—account for 46% of New Zealand's exports and 49% of its imports.

        The APEC countries accounted for around 73% of New Zealand's total merchandise exports in the year to 30 June 2001. These markets also provide over 71% of New Zealand's imports.

Geographic Distribution of Exports(1)(2)

Year ended 30 June	1997	1998	1999	2000	2001	2001 % of total
	(dollar amounts in millions)
Australia	4,276	4,578	4,841	5,503	6,052	19.0
United States	2,085	2,596	3,005	3,739	4,643	14.6
Japan	3,138	3,030	2,878	3,371	4,277	13.4
United Kingdom	1,354	1,327	1,401	1,609	1,552	4.9
Korea, Republic of	978	762	883	1,172	1,405	4.4
China, Peoples Republic of	560	613	619	731	1,114	3.5
Hong Kong	575	633	535	710	846	2.7
Germany	511	579	623	644	842	2.6
Taiwan	554	564	529	649	722	2.3
Malaysia	491	443	424	490	687	2.2
Italy	301	394	396	426	586	1.8
Canada	313	285	294	327	581	1.8
Indonesia	369	217	191	362	557	1.7
Belgium	307	470	485	426	520	1.6
Philippines	295	303	280	316	503	1.6
Singapore	284	381	362	480	434	1.4
Thailand	283	251	238	287	389	1.2

Other	4,360	4,563	4,615	4,787	6,194	19.4

TOTAL	21,033	21,990	22,600	26,027	31,905	100.0

(1)
Free on Board.

(2)
Excludes re-exports.

Geographic Distribution of Imports(1)

Year ended 30 June	1997	1998	1999	2000	2001	2001 % of total
	(dollar amounts in millions)
Australia	4,770	5,279	5,079	6,543	6,660	22.3
United States	3,373	3,726	4,044	4,885	5,026	16.8
Japan	2,588	2,326	2,771	3,190	3,170	10.6
China, Peoples republic of	822	1,028	1,150	1,527	2,013	6.7
Germany	885	932	1,021	1,115	1,329	4.4
United Kingdom	1,059	1,123	1,000	1,091	1,115	3.7
Malaysia	372	423	493	679	911	3.0
Korea, republic of	381	408	462	637	652	2.2
Taiwan	548	523	519	595	649	2.2
Italy	456	455	478	540	625	2.1
Saudi Arabia	398	334	256	497	592	2.0
France	303	367	433	667	556	1.9
Singapore	338	328	458	516	553	1.9
Thailand	167	221	295	392	449	1.5
Canada	350	395	326	423	405	1.4
Indonesia	196	184	239	248	361	1.2
Sweden	327	272	277	340	347	1.2
Belgium	172	179	181	212	235	0.8
Switzerland	173	277	228	231	234	0.8
Other	2,107	2,231	2,873	3,129	4,004	13.4

TOTAL	19,785	21,010	22,584	27,460	29,885	100.0

(1)
Value for Duty.

Principal Trading Partners

        Australia:    Australia is New Zealand's largest trading partner. In the year ended 30 June 2001, bilateral trade amounted to $12.7 billion, or around 20% of total exports and imports.

        Trade with Australia has flourished since CER came into operation in 1983. The original objective of CER was to join the two countries in a free trade area by 1995. The agreement was extended to cover trade in services from 1 January 1989. This provision makes CER the most comprehensive agreement of its kind in the world. Full free trade in goods was achieved on 1 July 1990, four years ahead of schedule. The two countries also agreed to work towards the harmonisation of administrative procedures in the areas of quarantine, customs and business law, and to restrict the use of industrial assistance policies affecting bilateral trade. There has long been free movement of labour between the two countries.

        The 1996 annual review of CER by Trade Ministers resulted in the signing of further major agreements, the most significant being the Trans-Tasman Mutual Recognition Agreement, which was implemented in May 1998. Under this agreement any goods that can be sold legally in New Zealand may also be sold in Australia, and vice versa, and any person registered to practise an occupation in one country can practise the same occupation in the other.

        United States:    At the beginning of 1998, the United States replaced Japan as New Zealand's second largest trading partner, and bilateral trade amounted to $9.7 billion in the year ended 30 June 2001. The United States has been one of New Zealand's largest export markets for many years, and is a major supplier of imports. Exports to the United States recorded a 24% increase over the year to 30 June 2001, and comprised 19% of New Zealand's total exports. In the same year, the United States supplied 17% of New Zealand's total imports, the major categories being heavy industrial goods, aircraft, computers and technology.

        New Zealand's major exports to the United States are beef, casein, timber, lamb, cheese and a growing range of manufactured goods. The development of trade in dairy products has been constrained by long-standing quotas on these items.

        Japan:    Japan is New Zealand's third largest trading partner, with bilateral trade amounting to about $7.5 billion in the year ended 30 June 2001.

        Japan is one of New Zealand's key single export markets (third behind Australia and the United States), taking just under 14% of total merchandise exports in the year to 30 June 2001. Aluminium is the largest export, making up 19% of total exports to Japan. Japan is also a key market for wood, dairy products, fish, kiwifruit, meat, vegetables and other fruits. As a result of the Asian financial crisis, exports of key commodities fell, in particular wood and aluminium products. However, with the stabilisation of Japan's economy, there has been a marked turn around in export volumes.

        Japan is also a major supplier of New Zealand's imports, providing 11% of total imports in the year to 30 June 2001. Imports from Japan are dominated by technology intensive appliances. Vehicles account for around 50% of total imports.

        New Zealand is a popular tourist destination for Japanese. Despite weak growth in Japan over the 1990s, tourism arrivals have continued to grow steadily over the decade apart from dipping briefly during the 1997–1998 Asian economic crisis. Tourism arrivals from Japan were over 149,000 in the year to September 2001. Japan is the fourth largest source of New Zealand tourist arrivals.

        European Union:    The members of the European Union are important trading partners for New Zealand. Together, the Union members constitute New Zealand's second biggest export market, taking 15% of exports. While the European Union is a relatively open market for non-agricultural goods, New Zealand remains concerned about the Union's access restrictions on agricultural products and the impact of its agricultural export policies on New Zealand's trade in third markets.

        Asian Economies:    The Asian economies of the Republic of Korea, Taiwan, Hong Kong, China, Malaysia, Indonesia, Singapore, Thailand, Vietnam, and the Philippines continue to be important trading partners for New Zealand despite the region's 1997–98 economic crisis. Strong export growth to these markets has since resumed. These economies are all in the 20 largest export markets for New Zealand and accounted for 21% of merchandise exports in the year ended 30 June 2001.

Foreign Investment Policy

        New Zealand welcomes foreign investment that contributes to the economic and social well-being of New Zealanders. New Zealand's regulations governing foreign investment are liberal by international standards and New Zealand maintains specific foreign investment restrictions in only a very few areas.

        There are no restrictions on the movement of funds in or out of New Zealand, or on repatriation of profits. No additional performance measures are imposed on foreign-owned enterprises.

        The Overseas Investment Commission is responsible for administering the Government's foreign investment policies and assesses applications for all non-land and some land investment against criteria that are transparent and of a prudential nature.

        The Commission administers the Overseas Investment Regulations 1995. Under the Regulations an "overseas person" must obtain consent to acquire or take "control" of 25% or more of New Zealand businesses or property worth more than $50 million; land over 5 hectares and/or worth more than $10 million; land on most off-shore islands and "sensitive" land over 0.4 hectares and over 0.2 hectares if it adjoins the foreshore.

Foreign Investment Inflows(1)

Year ended 31 March	1997	1998	1999	2000	2001
	(dollar amounts in millions)
Foreign Direct Investment	2,900	3,411	1,779	2,964	7,715
Foreign Portfolio Investment	(285)	927	743	(6,041)	3,890

(1)
Revised. Compiled according to the principles set out by the International Monetary Fund in the 5th edition.

        The stock of foreign direct investment in New Zealand stood at $49.3 billion as of 31 March 2001. Australia and the United States are the largest contributors to total foreign direct investment in New Zealand, with investments worth $17.2 billion and $7.0 billion respectively. The United Kingdom is the third largest investor with a total of $6.7 billion.

        In contrast, the stock of direct investment abroad by New Zealand was $14.7 billion as at 31 March 2001.

Balance of Payments

        In the last five years the current account deficit has fluctuated in a range of 3.4% to 7.0% of GDP. The deficit stood at 3.4% in the year to 30 September 2001. A key feature of New Zealand's current account deficit is the large deficit on investment income reflecting New Zealand's net foreign liability position, which has traditionally varied around 7%.

        In recent years, the current account deficit has been affected by changes in both the investment income deficit and the goods and services balance. Fluctuations in the investment income balance have occurred due to profits accruing to foreign investors in New Zealand moving with the economic cycle in New Zealand and also variable profits earned by New Zealand investments offshore. The goods and services balance has also varied due to the Asian economic crisis, drought, oil price changes, and some large one-off imports. More recently, very strong agricultural exports and growth in tourist numbers has led to a significant improvement in the current account deficit. This is expected to vary around current levels, with commentators generally forecasting an improvement when world growth rebounds.

        Balance of payments statistics are compiled by the Government following principles set out by the International Monetary Fund in the 5th edition.

Year ended 31 March	1997(1)	1998(1)	1999(1)	2000(1)	2001(2)	Year ended 30 September 2001(2)
	(dollar amounts in millions)
Current Account
Export receipts	20,914	22,040	22,952	24,763	31,121	33,398
Import receipts	19,957	20,633	21,531	25,572	29,000	29,841

Merchandise balance	956	1,409	1,422	(812)	2,119	3,556
Services balance	(462)	(1,068)	(1,187)	(485)	(263)	(88)
Investment income balance	(7,264)	(6,399)	(4,976)	(6,604)	(7,736)	(7,071)
Transfers balance	756	477	359	509	466	333
Current Account balance	(6,014)	(5,581)	(4,385)	(7,391)	(5,414)	(3,900)

Deficit as % of GDP	(6.2%)	(5.6%)	(4.3%)	(7.0%)	(4.8%)	(3.4%)
Financial Account
Foreign investment in New Zealand	4,367	6,975	5,798	9,981	17,215
New Zealand investment abroad	356	1,269	2,934	5,811	12,156
Reserves	614	(634)	(874)	(172)	(5)

Financial Account balance	4,011	5,706	2,864	4,170	5,059
Capital Account
Balance of capital account	1,445	54	(404)	(415)	(184)

(1)
Revised
(2)
Provisional

Foreign-Exchange Rates and Overseas Reserves

        The New Zealand dollar has floated freely since March 1985. Since the exchange rate was floated, the Reserve Bank has not intervened directly in the foreign-exchange market to influence the value of the dollar. There are no exchange controls on foreign-exchange transactions undertaken in New Zealand, either by New Zealand residents or non-residents.

Foreign-Exchange Rates

Monthly Average in June	U.S.A. Mid-rate US$ Per NZ$	Japan Mid-rate Yen per NZ$	Trade- Weighted Exchange Rate Index(1)
1997	0.6876	78.58	67.4
1998	0.5101	71.75	57.3
1999	0.5327	64.32	58.2
2000	0.4699	49.87	52.2
2001	0.4148	50.72	50.0
July	0.4087	50.87	49.4
August	0.4306	52.35	51.0
September	0.4198	49.86	49.6
October	0.4141	50.20	49.2
November	0.4163	50.92	49.6
December	0.4157	52.80	49.9
2002 January	0.4246	56.36	51.5

(1)
The Trade-Weighted Exchange Rate Index is calculated on the basis of representative market rates for a basket of currencies representing New Zealand's major trading partners. On 30 June 1979, the basket equalled 100.

Overseas Reserves

        New Zealand's official external reserves, as shown in the following table, include the net overseas assets of the Reserve Bank, overseas domiciled securities held by the Government and the reserve position at the IMF. New Zealand's quota at the IMF was SDR 895 million as of 30 June 2001 (approximately $2,750 million).

Last Balance Day in June	Reserve Bank Overseas Reserves(1)	Treasury Overseas Reserves	Reserve Position at IMF(2)	Special Drawing Rights	Total Official Reserves
	(dollar amounts in millions)
1997	3,878.6	2,098.0	246.1	0.2	6,222.9
1998	5,083.9	2,470.4	537.7	2.1	8,094.2
1999	4,447.9	1,773.1	858.3	6.7	7,085.9
2000	4,672.7	2,313.8	760.9	24.1	7,771.5
2001	4,905.7	2,655.5	905.7	35.1	8,502.1

(1)
Comprises foreign-exchange reserves and overseas investments of the Reserve Bank of New Zealand.
(2)
Equal to New Zealand's quota, less its New Zealand currency subscriptions and any reserve tranche drawings.

SUPERVISION OF THE FINANCIAL SECTOR

The Reserve Bank of New Zealand

        The Reserve Bank of New Zealand was established in 1934 as New Zealand's central bank by Act of Parliament. It is government-owned and has most of the powers normally associated with a central bank. Following passage of the Reserve Bank of New Zealand Act 1989, the primary function of the Reserve Bank has been to formulate and implement monetary policy directed to the economic objective of achieving and maintaining stability in the general level of prices. The Act provides the Bank with autonomy to implement monetary policy within the framework of the Act and the Policy Targets Agreement entered into under the Act.

        The Reserve Bank, in addition to its role in determining and carrying out monetary policy, is the supervisory authority for New Zealand's registered banks. The Reserve Bank has acknowledged the principle contained in the Basle Concordat that international banks be adequately supervised and has adopted the capital adequacy framework put forward by the Basle Committee on Banking Supervision.

        Central to the Reserve Bank's banking supervision policy is the promotion of strong market discipline for registered banks. This is achieved principally by requiring banks to publish disclosure statements at quarterly intervals. The disclosure statements contain comprehensive information on a bank's financial position and risk profile, director attestations as to the adequacy and proper application of a bank's risk management system and also include the disclosure of a bank's credit rating, where applicable.

        The objective of supervision is to promote and maintain the overall soundness and efficiency of the financial system. There are no deposit insurance arrangements operating in New Zealand in respect of registered banks or other financial institutions.

        Should a registered bank experience financial distress, the Reserve Bank, with the approval of the Minister of Finance, has wide-ranging powers to intervene for the purpose of avoiding significant damage to the financial system.

Financial Sector Structural Developments

        Since 1984, New Zealand's financial sector has undergone a process of comprehensive deregulation. The principal objective of deregulation has been to improve the efficiency of the financial sector by making it more competitive and to promote market discipline as the primary regulator of financial markets. Policy initiatives have therefore been directed at reducing impediments to competition. Interest-rate and other controls have been removed and regulatory and legislative distinctions between different institutional groups have been reduced.

        One reform of significance was to provide the Reserve Bank with power to register additional banks. Since 1987, there have been no limits on the number of banks that can be registered and no differences in the treatment of resident and non-resident applicants, other than the requirement for the Reserve Bank to have regard for the law and regulatory requirements relating to bank entry in the applicant's country of domicile and their application to New Zealand banks. Until April 1987, New Zealand had four registered banks, previously known as trading banks. By August 1990, there were 23 registered banks in existence. With mergers and the withdrawal of some new entrants, the number of registered banks fell to 15 by December 1994. More recently, a number of overseas banks have set up branches or subsidiaries in New Zealand but there have also been further mergers. As at January 2002 there were 17 registered banks. Fifteen of these are subsidiaries or branch operations of foreign banks. As of 30 June 2001, total assets of the banks registered in New Zealand amounted to $192 billion.

        In February 1988, stamp duty was removed from all financial instruments except cheques, credit cards and the conveyance and leasing of commercial property. This initiative removed most of the distortions which the former duty regime imposed on different categories of financial instruments and institutional groups, encouraging development of secondary markets in financial instruments.

        Legislation affecting the financial sector is reviewed as necessary to ensure that it fits with modern banking practices. The law relating to cheques has been amended to make provision for cheque truncation and non-transferable cheques. New legislation relating to payments finality and netting was passed early in 1999. Also the Law Commission has recently released a consultative paper on legislative initiatives needed to deal with electronic commerce.

        In March 1998, the Reserve Bank of New Zealand and the registered banks completed the implementation of real-time gross settlement for most high value payments. Since then, systems have been developed to allow all large value payments to be settled on a real time gross basis.

        The introduction of real time gross settlement was part of an on-going review of the New Zealand payments systems, with the objectives of:

•
enhancing the ability of payments systems participants to identify, monitor and manage payments risks;

•
reducing the level of settlement risks;

•
improving the clarity of payments-related legal rights and obligations;

•
enhancing the efficiency of payments processes.

        The Government recently considered a proposal by New Zealand Post to establish a retail banking operation and decided that it would accept the advice of New Zealand Post's board as to whether the proposal should proceed. The Government agreed that it would make a one-off investment of up to $78.2 million in New Zealand Post to this end. This comprises of an appropriation of $72.2 million and up to $6 million in forgone New Zealand Post dividends in the current financial year. The Crown is not guaranteeing the bank or subsidising its on-going operations and the bank's scope will be limited to retail banking services. The bank must be run as a commercial venture and will not be used as a vehicle for lending for public policy reasons. It will be subject to the same regulatory requirements as any other bank.

        On 4 February 2002, the Reserve Bank announced that registration of the new bank, known as Kiwibank, had been completed. Kiwibank plans to open branches progressively across the country with a full launch in April and May.

Business Law Environment

Company Law

        The Companies Act 1993 provides the framework for the formation and governance of companies.

Securities Law

        As well as the Companies Act 1993, the key statute regulating the securities markets is the Securities Act 1978. The Securities Act requires that certain information must be disclosed when securities are offered to the public. Recent legislative amendments have widened the scope of the Securities Act to include interests in unit trusts, superannuation schemes and life insurance policies when they are offered to the public. The amendments require certain key features about the product to be clearly and briefly set out in a plain English document aimed at the "prudent but non-expert investor", as well as in a prospectus.

        On 1 July 2001, a takeovers code came into force. Among other things, this requires any person who makes an offer for 20% or more of a company to make that same offer to all shareholders.

        The Securities Amendment Act 1988 provides for civil remedies against insider traders and requires the disclosure of "substantial security" holdings (i.e., an interest in 5% or more of the voting securities of an issuer).

Competition Law

        The purpose of the Commerce Act 1986, as amended by the Commerce Amendment Act 2001, is to promote competition for the long-term benefits of consumers within New Zealand. Very broadly, the Act prohibits:

•
agreements that have the purpose or effect of substantially lessening competition;

•
the use of a dominant position in a market to exclude competitors;

•
business acquisitions that are likely to create or strengthen a dominant position in a market.

Financial Reporting Act 1993

        The Financial Reporting Act prescribes requirements for financial reporting and establishes the Accounting Standards Review Board, which is responsible for approving financial reporting standards with which the Act requires compliance by larger companies.

Monetary Policy

Objectives

        The Reserve Bank of New Zealand Act 1989 stipulates that the Bank is to formulate and implement monetary policy directed to the economic objective of achieving and maintaining stability in the general level of prices. The Act requires that there be a Policy Targets Agreement between the Minister of Finance and the Governor of the Reserve Bank. Initially the Agreement required the Bank to maintain CPI inflation in the range of 0% to 2% over any 12-month period. The range was increased to 0% to 3% in December 1996. (The measure of the CPI excludes interest and credit costs.)

        The Policy Targets Agreement acknowledges that there is a range of unusual events that can have a significant temporary effect on inflation as measured by the CPI and mask the underlying trend in prices that is the proper focus of monetary policy. Such events could lead to inflation outcomes outside the target range. Possible disturbances include, for example:

•
shifts in the aggregate price level as a result of exceptional movements in the prices of commodities traded in world markets;

•
changes in indirect taxes;

•
significant government policy changes that directly affect prices;

•
natural disasters affecting a major part of the economy.

        When pressures of this kind arise, the Bank is required to react in a manner that prevents general inflation pressures emerging.

        The Agreement requires the Bank, in pursuing the price stability target, to seek to avoid unnecessary instability in output, interest rates and the exchange rate. The Act contains certain provisions that enable the Government to override the price stability objective and the Policy Targets Agreement, provided it is done in accordance with a set of procedures that would make the override publicly transparent.

Implementation

        The Reserve Bank acts with a considerable degree of autonomy. This operational independence has been formalised in the Reserve Bank Act 1989, which came into effect on 1 February 1990. While the Act provides that the ultimate responsibility for determination of the monetary policy objective rests with the Government, it is also intended to ensure that any political override of the price stability objective is transparent and open to public and Parliamentary scrutiny.

        The Reserve Bank controls the cost of liquidity by setting an Official Cash Rate (OCR). The Bank stands ready to lend cash overnight at 25 basis points above the OCR and will take deposits at 25 basis points below the OCR. By controlling the cost of liquidity for financial institutions, the Bank has leverage over interest rates faced by households and firms. There are pre-announced dates (eight per year) at which the Bank may reset the OCR; four of these coincide with the publication of the Bank's Monetary Policy Statements.

        As a small open economy, economic activity and inflation in New Zealand can be influenced by both interest rates and the exchange rate. The Bank therefore takes the influence of both of these on activity into account when setting the OCR. Other important factors to consider may include credit conditions, inflation expectations and external conditions. For all of these, the emphasis when setting monetary conditions is on their medium-term effects—that is, the Bank will generally set the OCR on the basis of what it perceives to be the consequences of current economic conditions approximately six to eight quarters in the future. The Bank's assessment is published at quarterly intervals in its Monetary Policy Statements, which contain projected paths for future conditions and the Bank's policy response.

        1999 saw the end of a decade of operating under a formal inflation-targeting regime. During this time the New Zealand economy went through a full business cycle, which saw monetary conditions tighten and loosen. Inflation remained low and stable. There is some evidence that inflation expectations are more anchored now than they were during the transition to low inflation, and this has made it easier for the Bank to implement monetary policy with a medium-term, forward-looking focus.

Review of the Operation of Monetary Policy

        In May 2000, the Government appointed Professor Lars E. O. Svensson of the Institute for International Economic Studies at Stockholm University to conduct an independent review of the operation of monetary policy in New Zealand. Professor Svensson presented his report on 28 February 2001.

        The report concludes that "monetary policy in New Zealand is currently entirely consistent with the best international practice of flexible inflation targeting, with a medium-term inflation target that avoids unnecessary variability in output, in interest rates and the exchange rate". The report also recommends some measures to enhance overall accountability for the conduct of monetary policy.

Interest Rates and Money and Credit Aggregates

        The following tables show developments in major interest rates and money and credit aggregates since the March quarter of 1997.

Key Interest Rates: Monthly Averages

					Government Loan Stock Rates
	Month	Overnight Interbank Cash Average	Call Rate	90-Day Bank Bill Rate	2 Year	5 Year	Bank Base Lending Rates(1)
1997	March	—	7.4	7.6	7.7	7.8	11.5
	June	—	6.7	7.0	6.8	7.0	10.9
	September	—	7.9	8.1	7.0	6.9	11.6
	December	—	7.6	8.3	7.4	7.2	11.4

1998	March	—	8.6	9.0	7.7	7.3	12.5
	June	—	8.9	9.2	7.7	6.9	12.6
	September	—	5.4	5.8	6.0	6.1	10.4
	December	—	3.5	4.4	5.0	5.3	8.6

1999	March	4.07	—	4.6	5.0	5.6	8.4
	June	4.54	—	4.7	5.3	6.2	8.4
	September	4.50	—	4.9	6.2	6.7	8.5
	December	5.00	—	5.7	6.6	7.0	8.8

2000	March	5.51	—	6.3	7.0	7.0	9.7
	June	6.50	—	6.9	7.0	6.9	10.6
	September	6.50	—	6.7	6.8	6.8	10.6
	December	6.51	—	6.7	6.3	6.2	10.6

2001	March	6.35	—	6.3	5.6	5.7	10.4
	June	5.75	—	5.8	6.1	6.5	9.9
	September	5.55	—	5.6	5.6	6.2	9.7
	December	4.75	—	4.9	4.6	6.2	9.0

(1)
Weighted average base lending rates of the four largest registered banks.

Money and Credit Aggregates: Annual % Change

	Quarter	M1(1)	M3	Private Sector Credit	Domestic Credit
1997	March	6.5	9.0	11.8	11.0
	June	7.7	3.8	9.9	10.1
	September	9.4	6.8	10.8	10.1
	December	7.2	4.2	10.1	10.0

1998	March	3.2	7.5	9.0	10.0
	June	6.5	7.7	8.7	9.8
	September	7.7	1.4	6.8	8.5
	December	13.8	1.1	7.6	8.4

1999	March	20.9	1.6	7.9	9.1
	June	18.8	0.2	9.3	7.0
	September	23.0	8.3	10.0	9.1
	December	15.5	6.9	10.6	10.4

2000	March	11.3	4.2	11.6	9.3
	June	5.4	3.2	8.6	9.3
	September	1.0	0.1	6.9	6.7
	December	6.2	6.5	6.5	6.2

2001	March	14.2	11.2	6.2	6.8
	June	14.3	13.9	6.9	6.9
	September	14.4	21.2	13.0	11.0
	December	14.3	11.4	9.5	8.0

(1)
M1 figures include currency in the hands of the public and cheque account balances only.

PUBLIC FINANCE AND FISCAL POLICY

Public Sector Financial System

        No public money may be spent by the Government except pursuant to an appropriation by Parliament. At present, there are two methods of appropriation. The first is permanent appropriation, which covers principally the payment of interest on debt and certain fixed charges of the Government, and which does not require the passage of a specific Appropriation Act by Parliament. The second is by annual appropriation, which provides for most of the expenditure of the Government and which does require the passage of a specific Act or Acts each year.

        All borrowing by the Government is undertaken under the Public Finance Act 1989, which provides that the Minister of Finance may from time to time, if it appears necessary or expedient in the public interest to do so, raise a loan from any person, organisation or Government, either within or outside New Zealand, on such terms and conditions as the Minister deems appropriate.

Public Sector Financial Management

        In 1994, the fiscal deficit in New Zealand was eliminated after 10 years of difficult political decision-making and management reform. Reform of the public sector financial management system was an integral component of this. New Zealand's public sector financial management system is now underpinned by three key pieces of legislation, the State Sector Act 1988, the Public Finance Act 1989 and the Fiscal Responsibility Act 1994.

        State Sector Act 1988.    This Act defines the responsibilities of chief executives of departments and their accountability to Ministers. The main objectives of the Act are to improve productivity, to ensure that managers have greater freedom and flexibility to manage effectively and, at the same time, to ensure that managers are fully accountable to the Government for their performance. This has led to the formulation of performance contracts between Ministers and chief executives. These contracts specify expectations of performance and provide a basis for assessment, which may result in a combination of rewards or sanctions.

        Public Finance Act 1989.    The Public Finance Act 1989 provides the legislative basis for improving the quality and transparency of financial management and information. This is an essential component of the accountability arrangements established under the State Sector Act.

        The driving principle behind the Public Finance Act is a move of focus from what departments consume to what they produce. Hence, budgeting and reporting is on an output basis rather than relying solely on information relating to how outputs are produced. Departments were made responsible for outputs (the goods and services they produce) while Ministers were made responsible for selecting the output mix to achieve government outcomes (desired goals).

        The Act requires the Crown and all its sub-entities to report on a basis consistent with Generally Accepted Accounting Practice (GAAP). This has significantly improved the comparability and reliability of the financial information reported.

        Consistent with the output focus, the Public Finance Act requires additional disclosures such as statements of intent and statements of service performance. The documents go beyond disclosure of financial information and require disclosure of objectives and service and financial management performance. In addition, the Act specifies other Crown disclosures specific to the public sector such as a statement of unappropriated expenditure and a statement of emergency expenditure or expenses or liabilities.

        From 1991, government departments and Offices of Parliament have been required to prepare financial statements consistent with GAAP. The first set of financial statements for the combined Crown (the Government of New Zealand) was produced for the six months ended 31 December 1991. The first annual set was produced for the financial year ended 30 June 1992. From 1 July 1992, the statements also included the Crown's interest in State-Owned Enterprises and Crown Entities. Monthly Crown Financial Statements are now published for the period of the financial year to the end of each month from September onwards.

        In addition, the Public Finance Act outlines requirements for ex ante information essential for a robust system of government budgeting. The Public Finance Act specifies a number of specific disclosures required for the Estimates (the Government's Budget documentation). Also as part of ex ante information disclosure requirements, the Act requires departmental forecast reports, Crown Entity statements of intent and statements of corporate intent for State-Owned Enterprises.

The Fiscal Responsibility Act 1994

        In 1994, Parliament enacted the Fiscal Responsibility Act, an Act to promote consistent, good quality fiscal management. Effective fiscal management contributes to the economic health and performance of the economy as a whole.

        The Act provides the legislative framework for the conduct of fiscal policy in New Zealand. The Act encourages better decision-making by the Government, strengthens accountability and ensures more informed public debate about fiscal policy.

        The Act works by requiring Governments to:

  •
  follow a legislated set of principles of responsible fiscal management, and publicly assess their fiscal policies against these principles. Governments may temporarily depart from the principles but must do so publicly, explain why they have departed, and reveal how and when they intend to conform to the principles.

  •
  publish a "Budget Policy Statement" well before the annual Budget containing their strategic priorities for the upcoming Budget, their short-term fiscal intentions, and long-term fiscal objectives. A "Fiscal Strategy Report" that compares Budget intentions and objectives with those published in the most recent Budget Policy Statement is to be published in conjunction with the Budget.

  •
  fully disclose the impact of their fiscal decisions over a three-year forecasting period in regular "Economic and Fiscal Updates".

  •
  present all financial information under Generally Agreed Accounting Practice.

  •
  require the Treasury to prepare forecasts based on its best professional judgement about the impact of policy, rather than relying on the judgement of the Government. It also requires the Minister to communicate all of the Government's policy decisions to the Treasury so that the forecasts are comprehensive.

  •
  refer all reports required under the Act to a parliamentary select committee.

        These requirements mean that the government of the day has to be transparent about both its intentions, and the short and long-term impact of its spending and taxation decisions. Such transparency is likely to lead governments to give more weight to the longer-term consequences of their decisions and, therefore, is likely to lead to more sustainable fiscal policy. This increases predictability about, and stability in, fiscal policy settings, which helps promote economic growth and gives people a degree of certainty about the on-going provision of government services and transfers.

        The Fiscal Responsibility Act establishes a set of principles for use as a benchmark against which the fiscal policies of the Government can be judged by Parliament and its Finance and Expenditure Committee.

        These principles are

  •
  to reduce debt to prudent levels to provide a buffer against future adverse events;

  •
  to run operating surpluses until prudent debt levels are achieved;

  •
  to maintain, on average, operating balance once prudent debt levels are reached (i.e., the Government is to live within its means over time, with some scope for flexibility through the business cycle);

  •
  to achieve and maintain levels of net worth to provide a buffer against adverse events;

  •
  to manage the risks facing the Crown;

  •
  to pursue policies that are consistent with a reasonable degree of predictability about the level and stability of future tax rates.

        The presumption is that governments should follow these principles. Governments are allowed to depart temporarily from these principles if they wish. The legislation requires, however, that a government specify its reasons for departure from the principles, how it expects to return to the principles, and when. This recognises the difficulty of attempting to anticipate all future events and, therefore, the need for some short-term policy flexibility, but also requires that departures are transparent and should only be temporary.

Fiscal Policy Objectives

        The Government's long-term fiscal objectives are:

Expenses	Expenses will average around 35% of GDP over the horizon used to calculate contributions toward future New Zealand Superannuation (NZS) costs. During the build-up of assets to meet future NZS costs, expenses plus contributions will be around 35% of GDP. In the longer term, expenses less withdrawals to meet NZS costs will be around 35% of GDP.
Revenue	Raise sufficient revenue to meet the operating balance objective.
A robust, broad-based tax system that raises revenue in a fair and efficient way.
Operating Balance	Operating surplus on average over the economic cycle sufficient to meet the requirements for contributions toward future NZS costs and ensure consistency with the debt objective.
Debt	Gross debt below 30% of GDP on average over the economic cycle.
Net debt, which excludes the assets to meet future NZS costs, below 20% of GDP on average over the economic cycle.
Net Worth	Increase net worth consistent with the operating balance objective. This will be achieved through a build-up of assets to meet future NZS costs.

Current Fiscal Position

        The following table summarises the Government's fiscal position according to Generally Accepted Accounting Practice in line with the provisions of the Fiscal Responsibility Act 1994.

Crown Operating Statement(1)

Year ended 30 June	1996/97	1997/98	1998/99	1999/2000	2000/01	20001/02 Budget(2)
	(dollar amounts in millions)
Revenue
Levied through the Crown's Sovereign Power
Direct taxation	20,489	21,260	20,289	21,499	23,863	24,226
Indirect taxation	11,427	11,722	11,867	12,536	12,875	13,345
Compulsory fees, fines, penalties and levies	263	258	300	376	385	519
Subtotal	32,179	33,240	32,456	34,411	37,123	38,090

Earned through the Crown's Operations
Investment income	1,596	1,154	2,901	1,157	1,369	1,207
Sale of goods and services	664	689	683	641	659	670
Other operational revenue	387	420	401	343	381	323
Unrealised gains/(losses) arising from revaluation of commercial forests changes	(48)	78	(84)	(26)	(40)	—
Subtotal	2,599	2,341	3,901	2,115	2,369	2,200

TOTAL REVENUE	34,778	35,581	36,357	36,526	39,492	40,290
Total Revenue as a % of GDP(3)	36.2%	36.3%	36.4%	35.2%	35.7%	33.9%

EXPENSES (by functional classification)
Social security and welfare	12,620	13,003	12,906	12,896	13,216	13,649
GSF pension expenses	—	—	1,132	478	855	748
Health	5,626	6,001	6,573	6,874	7,342	7,797
Education	5,335	5,714	5,899	6,310	6,690	7,041
Core government services	1,667	1,562	1,705	1,710	1,817	1.611
Law and order	1,281	1,345	1,499	1,531	1,560	1,737
Defence	946	1,065	1,030	1,247	1,267	1,162
Transport and communications	888	948	1,029	1,036	1,026	1,103
Economic and industrial services	763	840	858	944	1,141	1,258
Heritage, culture and recreation	277	297	316	456	424	495
Primary services	351	423	334	265	287	337
Housing and community development	47	29	41	68	50	92
Other	68	167	34	45	75	137
Finance costs	3,072	2,804	2,516	2,373	2,483	2,345
Provision for future initiatives	—	—	—	—	—	90
Net foreign exchange losses/(gains)	12	13	(47)	(62)	(47)	1

TOTAL EXPENSES	32,953	34,211	35,825	36,171	38,186	39,603
Total expenses as % of GDP(3)	34.3%	34.9%	35.8%	34.8%	34.5%	33.3%

Revenue less expenses	1,825	1,370	532	355	1,306	687
Net surplus (deficit) less distributions attributable to SOEs and Crown Entities	83	1,164	1,245	1,094	103	298

OPERATING BALANCE	1,908	2,534	1,777	1,449	1,409	985
Operating Balance as a % of GDP(3)	2.0%	2.6%	1.8%	1.4%	1.3%	0.8%

(1)
Includes expenditure sought in the main and supplementary estimates and anticipated expenditure under Permanent Legislative Authority.

(2)
Budget revisions announced 18 December 2001.

(3)
GDP: Treasury estimate for June year.

Statement of Financial Position

        The Statement of Financial Position (balance sheet) summarises the Government's assets and liabilities as at 30 June 2001. The difference between total assets and total liabilities is termed the Crown Balance, a measure of government net worth.

Statement of Financial Position

as at 30 June	2001	2000
	(dollar amounts in millions)
ASSETS
Cash and bank balances	115	210
Marketable securities and deposits	12,060	10,440
Advances	4,615	3,995
Receivables	6,197	5,520
Inventories	193	274
State-Owned Enterprises and Crown Entitles	14,077	14,392
Other investments	354	338
Physical assets	16,102	15,972
Commercial forests	310	369
State highways	11,055	8,911
Intangible assets	3	2

TOTAL ASSETS	65,081	60,423

LIABILITIES
Payables and provisions	5,831	5,240
Currency issued	2,539	2,236
Borrowings	36,761	36,041
Pension liabilities	8,487	8,323

TOTAL LIABILITIES	53,618	51,840

TOTAL ASSETS LESS TOTAL LIABILITIES	11,463	8,583

CROWN BALANCE
Accumulated operating balance	3,456	382
Revaluation reserve	8,007	8,201

CROWN BALANCE	11,463	8,583

Taxation

        The main taxes are the income tax and Goods and Services Tax (GST), a value-added tax. Both are applied at low rates to broad bases. This is the result of the major tax reforms undertaken since the mid-1980s. The introduction of GST in 1986 marked a significant shift in the mix of taxation from direct to indirect tax.

        During 2000, the Government established a Ministerial Review into the Tax System. The Review team reported to Ministers in October 2001. The Review found that the broad architecture of the tax system is sound and that major changes are not needed, but made a number of recommendations for further enhancements. The Government will not be adopting all of the Review's recommendations. For example, it has ruled out a number of proposals including a tax on owner-occupied housing. Prior to making final decisions, the Government has asked officials to work through the design and implementation issues of the Review's proposals on international tax to encourage direct foreign investment and to simplify the tax treatment of entities.

Personal Income Tax

        All income other than capital gains is taxed. The effective personal tax scale currently applying to people who earn wage and salary income is as follows: 15% on income up to $9,500 per annum; 21% on income between $9,500 and $38,000, 33% on income between $38,000 and $60,000 and 39% on income above $60,000.

        Withholding taxes apply to wages and salaries and to interest income and dividends. Fringe benefits are taxed separately.

        Tax credits are available to low-income families with children.

        The tax treatment of pension funds and other savings is "TTE": contributions are made from Tax-paid income, fund earnings are Taxed, and withdrawals are Exempt.

Indirect Taxes

        GST applies at a uniform rate of 12.5%. Financial services and housing rentals are exempt. Additional indirect taxes are applied to alcohol and tobacco products, to petroleum fuels and to gaming. There are also cheque and gift duties.

Company Taxes

        The company tax rate is 33%. Imputation credits are attached to dividends. Inter-corporate dividends (other than from wholly-owned subsidiaries) are taxed as income. Depreciation rates for new assets are based on the economic life of the asset plus a 20% loading. There is immediate deductibility against income of forestry and mineral mining development costs, petroleum exploration expenditure and of most agricultural development costs.

International Taxation

        The foreign-source income of New Zealand residents is subject to tax, generally with a credit for foreign withholding taxes. New Zealand taxes its residents on an accrued basis on the income they earn through non-resident entities in which they have an interest, though not when derived from a "grey list" of seven countries with comparable tax regimes. These countries are taxed on a realisation basis. In addition, foreign-source dividends are subject to withholding payments at a 33% rate, with a credit for foreign taxes.

        The tax treatment of the New Zealand income of non-residents encourages inward capital flows where this is feasible. Interest payments to non-residents are subject either to non-resident withholding tax (at a 10% rate where a double tax agreement applies and 15% otherwise) or to a 2% levy. In the case of New Zealand Government debt, the issuer absorbs the levy.

        Dividends paid to non-residents are also subject to withholding taxes. Companies paying fully imputed dividends to non-resident investors can receive a credit of part of the company tax paid, which the company then pays to the investor. The net effect is that the maximum combined level of company tax and withholding tax is 33%. The Government has implemented transfer pricing and thin capitalisation regimes, and partially relieves New Zealand tax on offshore income derived by New Zealand companies on behalf of non-resident shareholders.

Government Enterprises

State-Owned Enterprises

        In May 1986, as an integral part of its overall economic strategy, the Government announced a major programme for reform of government enterprises. The aim of the reforms was to improve the efficiency and accountability of the enterprises and reduce the Government's exposure to business risk. To this end, the Government restructured a large number of its departmental trading activities and established them as businesses operating on a basis as close as possible to private sector companies.

        State-Owned Enterprises (SOEs) are required to operate on the basis of principles and procedures contained in the State-Owned Enterprises Act 1986. Under the Act, the Boards of SOEs have complete autonomy on operational matters, such as to how resources are used, pricing and marketing of output. Competitive advantages and disadvantages, including barriers to entry, have been removed, first, so that commercial criteria provide an objective assessment of performance and, secondly, to increase efficiency. Under the Act, SOEs have no responsibility for continuing non-commercial operations and the Government is required to negotiate an explicit contract if it wishes an SOE to carry out such activities.

        Boards of directors drawn from the private sector have been formed to manage SOEs. Each Board is required to present to the shareholding Ministers a statement of corporate intent and an outline of business objectives, defining the nature and scope of activities and performance targets. These are closely monitored and SOEs are expected to achieve performance targets and pay dividends on a basis comparable to their private sector competitors. The shareholding Ministers may determine the levels of the dividends.

        The SOEs borrow in their own names and on their own credit, in most cases without a guarantee or other form of credit support from the Government. All SOEs have been informed that Government policy requires that they disclaim in loan documentation the existence of such guarantees or credit supports.

        In January 2001, at the request of the Board of the company, the Government placed Terralink New Zealand Limited, an SOE, in receivership. The Board notified the Government that the company had insufficient reserves to pay its debts as they fell due. Receivership was considered to offer the best opportunity to enable the company to be sold for the benefit of the secured and unsecured creditors. Terralink was subsequently placed in liquidation after its assets were sold. The unsecured creditors are waiting the final assessment of the Liquidator who is determining what repayment unsecured creditors will receive.

Crown Entities

        Crown Entity is a collective term for bodies owned by the Crown that are not departments, Offices of Parliament or State-Owned Enterprises. Crown Entitites range from Crown Research Institutes to regulatory bodies, such as the Commerce Commission and the Securities Commission. Crown Entities are required to table their annual financial statements in Parliament.

Performance of Government Enterprises

        The following tables show the Government's financial interest in State-Owned Enterprises and Crown Entitiles(1).

	Revenue from Crown	Total revenue	Attributable surplus/ (deficit)	Distributions to Crown
	$m	$m	$m	$m
State-Owned Enterprises
Agriquality New Zealand Limited	12	61	2	(1)
Airways Corporation of New Zealand Limited	—	103	5	(5)
Asure New Zealand Limited	—	39	(3)	—
At Work Insurance Limited	—	—	—	—
Electricity Corporation of New Zealand Limited	—	6	16	(45)
Genesis Power Limited	—	535	61	(15)
Land Corporation Limited	—	117	39	(19)
Meridian Energy Limited	—	771	123	(68)
Meteorological Service of New Zealand Limited	—	24	4	(4)
Mighty River Power Limited	—	647	60	(21)
New Zealand Post Limited	—	982	19	(7)
New Zealand Railways Corporation	—	2	—	—
Solid Energy New Zealand Limited	—	221	6	—
Television New Zealand Limited	—	481	27	(32)
Terralink New Zealand Limited	—	—	(3)	—
Timberlands West Coast Limited	—	24	(4)	—
Trans Power New Zealand Limited	—	496	80	(87)

Total State-Owned Enterprises	12	4,509	432	(304)
Crown Entities
Accident Compensation Corporation(2)	383	2,292	(313)	—
Crown research institutes	207	484	24	(4)
District Health Boards (including the Residual Health Management Unit)	3,399	3,706	(45)	—
Earthquake Commission	—	323	241	—
Health Funding Authority	3,074	3,079	(13)	—
Housing Corporation of New Zealand	—	2	—	(12)
Housing New Zealand Limited	158	512	41	—
Museum of New Zealand Te Papa Tongerewa	18	37	(7)	—
New Zealand Fire Service Commission	1	205	4	—
School boards of trustees	2,830	3,216	—	—
Tertiary education institutions	1,047	2,227	65	—
Other	1,682	3,507	(5)	(1)

Total Crown Entities	12,799	19,590	(8)	(17)

Total Financial Interest in State-Owned Enterprises and Crown Entities	12,811	24,099	424	(321)

(1)
Except for those entities listed below, all State-Owned Enterprises and significant Crown Entities have a balance date of 30 June, and the information reported in these tables is for the period ended 30 June 2001.

State-Owned Enterprises	Balance date	Information reported to
Timberlands West Coast Limited	31 March	31 March 2001
Crown Entities
School boards of trustees	31 December	31 December 2000
Tertiary education institutions	31 December	31 December 2000

(2)
The attributable surplus of ACC includes $420 million for the ACC outstanding claims liability revaluation movement.

	Physical assets	Total assets	Long-term borrowings	Total liabilities	Equity at 30 June 2001
	$m	$m	$m	$m	$m
State-Owned Enterprises
Agriquality New Zealand Limited	10	25	—	10	15
Airways Corporation of New Zealand Limited	82	104	36	61	43
Asure New Zealand Limited	—	12	—	7	5
At Work Insurance Limited	—	5	—	—	5
Electricity Corporation of New Zealand Limited	—	867	817	845	22
Genesis Power Limited	745	1,105	31	257	848
Landcorp Farming Limited	521	561	44	70	491
Meridian Energy Limited	2,332	2,669	180	889	1,780
Meteorological Service of New Zealand Limited	7	13	1	5	8
Mighty River Power Limited	1,387	1,614	330	901	713
New Zealand Post Limited	283	630	204	421	209
New Zealand Railways Corporation	2	9	—	2	7
Solid Energy New Zealand Limited	44	131	69	88	43
Television New Zealand Limited	240	520	83	177	343
Terralink New Zealand Limited	—	—	—	—	—
Timberlands West Coast Limited	2	79	—	7	72
Trans Power New Zealand Limited	2,103	2,280	854	1,330	950

Total State-Owned Enterprises	7,758	10,624	2,649	5,070	5,554
Crown Entities
Accident Compensation Corporation	83	3,781	—	7,660	(3,879)
Crown research institutes	276	435	13	116	319
Earthquake Commission	1	3,897	—	56	3,841
Health Funding Authority	—	—	—	—	—
District Health Boards (including the Residual Health Management Unit)	2,015	2,632	1,043	1,697	935
Housing Corporation of New Zealand	180	297	99	252	45
Housing New Zealand Limited	4,176	4,185	751	1,335	2,850
Museum of New Zealand Te Papa Tongerewa	830	847	—	6	841
New Zealand Fire Service Commission	269	283	21	98	185
School boards of trustees	720	1,383	19	557	826
Tertiary education institutions	2,257	2,725	108	547	2,178
Other	129	945	2	563	382

Total Crown Entities	10,936	21,410	2,056	12,887	8,523

Total Financial Interest in State-Owned Enterprises and Crown Entities	18,694	32,034	4,705	17,957	14,077

PUBLIC DEBT(1)

Debt Management Objectives

        During 1988, as part of the reform of the Government's financial management, the New Zealand Debt Management Office (NZDMO) was formed to improve the management of risk associated with the Government's fixed income portfolio, which comprises liabilities in both the New Zealand and overseas markets and some liquidity assets. The categories of risk managed are interest rate, currency, liquidity, credit and operational risk.

        In 1988, NZDMO introduced reforms of the public sector's cash management involving centralisation of surplus cash funds for investment and cash management purposes, and decentralisation to departments of the responsibility for payments and other banking operations.

        The separation of the Government's financial management from monetary policy enables NZDMO to focus on defining a low-risk net liability portfolio for the Government and implementing it in a cost-effective manner.

        Prior to March 1985, successive Governments had borrowed under a fixed exchange-rate regime to finance the balance of payments deficit. Since the adoption of a freely floating exchange-rate regime, the Government has borrowed externally only to rebuild the nation's external reserves and to meet refinancing needs.

        The Government achieved its target of zero net foreign-currency debt in September 1996 following the sale of Forestry Corporation of New Zealand for $1.6 billion.

        Direct public debt increased by a net amount of $1,004 million including swaps between 1 July 2000 and 30 June 2001. This increase consisted of a net increase in internal debt of $1,061 million and a net decrease in external debt of $57 million.

        As of 30 June 2001, 16% of the interest-bearing direct debt of the Government was repayable in foreign currencies. The quantifiable contingent liabilities of the Government, including the Reserve Bank of New Zealand, State-Owned Enterprises and Crown Entities, amounted to approximately $6,501 million.

        Under existing legislation, amounts payable in respect of principal and interest upon New Zealand securities are a charge upon the public revenues of New Zealand, payable under permanent appropriation. All of the indebtedness of New Zealand is otherwise unsecured.

        The proceeds from the domestic bond programme will be used to refinance maturing domestic term debt and to finance the forecast cash deficit during 2001/02 and to partially prefund the 2002/03 borrowing requirement.

Debt Record

        New Zealand has always paid when due the full amount of principal, interest and amortisation requirements upon its external and internal debt, including guaranteed debt.

(1)
The debt figures in this section are presented in nominal dollars and relate solely to the core Crown entity. In this respect, they may differ from the debt figures as disclosed in the Crown Financial Statements of New Zealand. The latter are presented in accordance with generally accepted accounting practice and also include the net debt of the Reserve Bank of New Zealand.

Summary of Direct Public Debt

        The following table sets forth the direct funded and floating debt of the Government on the dates indicated. For the purposes of all debt tables herein, "funded debt" means indebtedness with an original maturity of one year or more and "floating debt" means indebtedness with an original maturity of less than one year.

Direct Public Debt

As at 30 June	1997	1998	1999	2000	2001
	(dollar amounts in millions)
Funded Debt(1)
Internal(2)	24,769.0	22,665.4	25,644.7	25,318.0	26,204.5
External(3)(4)	4,302.2	5,923.3	5,157.2	5,401.5	6,148.4

Floating Debt
Internal Debt(5)	7,683.6	9,378.9	5,980.0	5,500.0	5,675.0
External Debt(3)(6)	614.6	781.3	652.9	1,174.3	370.1

Total Direct Debt	37,369.4	38,748.9	37,434.8	37,393.8	38,398.0

Total Public Debt as a % of GDP(7)	39.6%	39.2%	37.7%	35.5%	34.1%

(1)
Includes the effect of swap transactions. Excludes indebtedness to international financial organisations arising from membership.

(2)
Includes Government Wholesale Bonds, Kiwi Bonds, Index-Linked Bonds.

(3)
External debt is converted at the mid-point of the 3:00 P.M. spot rate on 30 June for each year.

(4)
Includes Public Bonds, Private Placements, Syndicated Loans, and Medium Term Notes.

(5)
Treasury Bills and Reserve Bank Bills.

(6)
Includes Sovereign Notes and Euro-Commercial Paper.

(7)
GDP: Treasury Estimate for June years.

Direct Public Debt by Currency of Payment

        The following table shows the direct public debt of New Zealand at 30 June 2001 by currency of payment after swap positions are taken into account and shows the estimated interest for the year ending 30 June 2002 including swap positions.

Direct Public Debt by Currency of Payment

External Debt	Amount outstanding as at 30 June 2001(1)	Estimated interest for the year to 30 June 2002(2)
	(dollar amounts in millions)
Repayable in United States Dollars	4,073.1	184.2
Repayable in Japanese Yen	1,294.2	65.2
Repayable in Pounds Sterling	70.3	0.6
Repayable in Euro	0.0	27.9
Repayable in Deutschmarks	0.0	11.5
Repayable in Swiss Francs	78.7	0.3
Repayable in Other Currencies	506.5	0.0
Internal Debt	32,331.5	2,254.3
Subtotal	38,354.3	2,544.0
Swaps	43.7	—

Total Direct Public Debt	38,398.0	—

(1)
Converted at the midpoint of the 3:00 P.M. spot exchange rates on 30 June 2001 which were:
NZD 1 = US$0.4053 = Yen 50.2150 = = Pounds 0.2876 = SwFr 0.7288 = Aus$ 0.7996 = ITL 928.151

(2)
In some cases interest payments are offset by interest receipts.

        As part of its debt management activities, the Government enters into currency swap arrangements which have the effect of converting to a different currency principal obligations on New Zealand's external debt.

        The following table sets forth by currency the estimated payments of principal, including mandatory amortisation provisions, to be made on the external direct public debt of New Zealand as at 30 June 2001, shown in New Zealand dollars based on rates of exchange on that date and with adjustment to reflect the effect of currency swap arrangements.

Details of External Public Debt at 30 June 2001 (1)(2)

Maturing in year ended 30 June	2002	2003	2004	2005	2006	2007	2008- 2011	2012+	Total
	(dollar amounts in millions)
United States dollar	1,348	113	494	288	337	464	328	651	4,023
Japanese Yen	830	384	—	100	—	—	—	198	1,512
British pounds	—	—	—	—	(58)	—	53	17	12
Euro	(194)	—	342	194	128	—	53	—	523
Deutschmark	—	—	—	—	128	127	—	—	255
Swiss franc	—	—	—	—	—	—	—	—	—
Italian Lira	194	—	—	—	—	—	—	—	194

Total External Debt	2,178	497	836	582	535	591	434	866	6,519

Percentage of Total Foreign Debt	33.4	7.6	12.8	8.9	8.2	9.1	6.7	13.3	100.0

(1)
Adjusted to reflect effect of currency swap arrangements.

(2)
Includes Sovereign Note Programme (notes not exceeding 270 days to maturity) and Euro-Commercial Paper Programme (notes not exceeding 365 days to maturity).

Interest and Principal Requirements

        For the year ended 30 June 2001, the total payment of interest on public debt of the Government was $2,620 million. The following table indicates the movements in external interest-bearing public debt since 1992, excluding swap positions.

Movements in External Public Debt

	External Debt(1)		Interest Changes
	Amount(2)	As % of Total Public Debt	Amount	As % of Exports(3)
	(dollar amounts in millions)
30 June 1992	20,136.1	42.7	1,667.5	7.5
30 June 1993	18,521.8	38.4	1,469.0	6.1
30 June 1994	15,527.3	33.6	1,142.3	4.5
30 June 1995	12,014.8	26.9	1,044.5	3.9
30 June 1996	8,927.4	21.2	725.2	2.7
30 June 1997	5,262.5	14.1	559.1	2.1
30 June 1998	6,995.5	18.1	409.3	1.4
30 June 1999	6,053.1	16.2	402.9	1.3
30 June 2000	6,633.2	17.7	413.9	1.2
30 June 2001	6,022.8	15.7	404.5	0.9

(1)
Excludes non-interest-bearing indebtedness to international organisations.

(2)
External debt is converted at the midpoint of the 3:00 P.M. spot exchange rate on 30 June in each case.

(3)
Based on exports of goods and services for each year.

        The following table sets forth the maturity dates of New Zealand public debt outstanding as at 30 June 2001, including the effect of swap positions.

Loans Maturing in Year Ending 30 June(1)	External(2)		Internal		Total Debt
	(dollar amounts in millions)
2002	1,808.2		3,206.3		5,014.5
2003	497.4		3,811.5		4,308.9
2004	835.6		3,559.1		4,394.7
2005	582.1		2,004.2		2,586.3
2006	535.0		(124.3)		410.7
2007	590.0		3,712.5		4,302.5
2008 to 30 June 2011	434.0		3,598.8		4,032.8
After 30 June 2011	866.1		5,938.1		6,804.2
Treasury Bills	—		5,675.0		5,675.0
Other	370.1	(3)	498.3	(4)	868.4

Total	6,518.5		31.879.5		38,398.0

(1)
With respect to many of the loans, the Government has the option to redeem the securities at an earlier date.

(2)
Converted at the mid-point of the 3:00 P.M. spot exchange rate on 30 June 2001.

(3)
Sovereign Note Programme (notes not exceeding 270 days to maturity) and Euro-Commercial Paper Programme (notes not exceeding 365 days to maturity).

(4)
Retail Stock.

Tables and Supplementary Information

Table I—Internal Debt as of 30 June 2001

Currency	Principal Outstanding	Maturity Date	Coupon Rate	Fiscal Year of Issue	Amortization
Government Stock	75,962,000	15/09/01	4.55	1984
	3,059,835,000	15/03/02	10.00	1991
	3,763,000,000	15/04/03	5.50	1999
	3,672,500,000	15/04/04	8.00	1992
	1,990,000,000	15/02/05	6.50	2001
	3,711,800,000	15/11/06	8.00	1994
	3,855,000,000	15/07/09	7.00	1998
	3,916,000,000	15/11/11	6.00	1999
	350,000,000	15/04/13	6.50	2001
	1,661,084,100	15/02/16	4.50	1996

	26,055,181,100
Treasury Bills	5,675,000,000	11/07/01—19/06/02	5.52—7.18	2001
Loans	70,000,000	15/10/01	10.00	(1)
	1,439,200	01/04/04	16.00	(2)
	1,500,000	01/06/04	16.00	(2)
	2,500,000	01/08/04	16.00	(2)
	2,525,000	01/10/04	16.00	(2)
	5,000,000	01/10/04	16.00	(2)
	3,500,000	15/06/05	8.00	(2)
	10,575,713	01/09/13	Variable	1994	1997-2013
	5,995,500	15/07/01—01/03/17	4.00-10.50	(3)

	103,035,413
Retail Stock	39,618,258	01/07/01—30/09/01	6.25—7.25	1997-98(4)
	5,388,157	26/08/01—28/02/02	6.25—6.75	1998(4)
	578,161	12/02/02—10/04/02	6.25—6.75	1998(4)
	10,953,191	09/04/02—29/08/02	6.50—7.00	1998-99(4)
	538,937	04/08/02—26/09/02	6.00—6.50	1999(4)
	7,509,393	23/09/02—23/10/02	5.50—6.00	1999(4)
	2,323,477	02/09/02—30/11/02	5.50—6.00	1999(4)
	824,342	27/10/02—30/12/02	4.50—5.00	1999(4)
	1,521,437	19/11/02—31/01/03	4.50—5.00	1999(4)
	35,847,761	01/07/01—05/10/03	4.00—5.00	1999-2000(4)
	18,302,069	17/09/01—12/12/03	5.00—6.00	2000(4)
	5,178,950	13/12/01—13/01/04	5.25—6.25	2000(4)
	31,027,255	14/01/02—31/05/04	6.00—6.75	2000(4)
	9,936,459	10/04/02—08/06/04	6.00—6.50	2000(4)
	69,430,857	01/07/01—29/10/04	6.00—6.75	2000(4)
	79,830,499	01/07/01—28/02/05	5.75—6.25	2001(4)
	131,584,788	29/07/01—25/06/05	5.00—5.75	2001(4)
	1,035,900	26/12/01—27/06/05	5.00—5.75	2001(4)
	46,885,000	Call	3.00	(5)

498,314,891
Total NZD Internal Debt	32,331,531,404

(1)
Debt of the Electricity Corporation of New Zealand for which the Government assumed responsibility on 1 February 1996, subsequent to its fiscal issue date.

(2)
Debt of the Area Health Boards for which the Government assumed responsibility on 2 August 1993, subsequent to its fiscal issue date.

(3)
Debt of the Ministry of Transport for which the Government assumed responsibility on 1 July 1997, subsequent to its fiscal issue date.

(4)
Kiwi Bonds
Repayable at holder's option upon seven business days' notice.

(5)
Income Equalisation Reserve Deposits
Repayable at holder's option (subject to criteria under the Income Tax Act 1976) or after five years.

Table II—External Debt as of 30 June 2001

Currency	Principal Outstanding	Maturity Date	Coupon Rate	Fiscal Year of Issue	Amortization
USD	106,386,000	Call	Variable	2001
	50,000,000	02/10/01	6.57	2001
	50,000,000	25/10/01	6.46	2001
	50,000,000	17/01/02	5.10	2001
	25,000,000	27/02/02	4.64	2001
	65,000,000	28/03/02	6.52	2001
	50,000,000	23/05/02	4.01	2001
	300,000,000	20/01/04	5.25	1999
	200,000,000	06/10/04	6.25	1998
	136,580,000	15/11/05	10.63	1986
	257,855,000	15/12/06	8.75	1987
	40,635,000	15/01/11	9.88	1986
	113,229,000	01/04/16	8.75	1987
	55,943,000	25/09/16	9.13	1987
	150,000,000	Euro-commercial Paper Program

	1,650,628,000
JPY	13,000,000,000	24/04/02	5.20	1987
	9,540,000,000	10/06/02	7.71	1992
	9,450,000,000	10/07/02	7.74	1992
	5,000,000,000	28/08/02	0.40	2001
	2,000,000,000	11/10/02	4.20	(1)
	1,000,000,000	11/10/02	4.00	(1)
	5,000,000,000	05/08/04	4.64	1995
	10,000,000,000	11/05/12	2.59	2000
	10,000,000,000	27/11/12	6.34	1993

	64,990,000,000
GBP	15,407,431	04/05/08	11.25	1983
	4,816,651	25/09/14	11.50	1985

	20,224,082
CHF	57,325,000	10/01/06	5.75	(2)
AUD	250,000,000	05/03/03	2.00	1993
ITL	45,000,000,000	10/06/02	7.70	1992
	45,000,000,000	10/06/02	7.71	1992
	45,000,000,000	25/06/02	7.70	1992
	45,000,000,000	25/06/02	7.71	1992

	180,000,000,000

(1)
Debt of the Electricity Corporation of New Zealand for which the Government assumed responsibility on 1 February 1996, subsequent to its fiscal issue date.

(2)
Debt of the New Zealand Railways Corporation for which the Government assumed responsibility on 1 January 1990, subsequent to its fiscal issue date.

Table III—External Debt Issued 1 July 2001 to 31 January 2002

Currency	Principal Outstanding	Maturity Date	Coupon Rate	Fiscal Year of Issue	Amortization
USD	40,000,000	09/07/02	3.80

Contingent Liabilities and Non-Quantifiable Guarantees

        Pursuant to Section 27(f) of the Public Finance Act 1989, a Statement of Contingent Liabilities must be provided, including guarantees given under Section 59 of the Act.

Statement of Contingent Liabilities

Quantifiable Contingent Liabilities	30 June 2001	30 June 2000
	($ million)
Guarantees and Indemnities	371	592
Uncalled Capital	3,594	3,210
Legal Proceedings and Disputes	499	542
Other Contingent Liabilities	2,037	1,983

TOTAL QUANTIFIABLE CONTINGENT LIABILITIES	6,501	6,327

        Contingent liabilities of the Reserve Bank of New Zealand, State-Owned Enterprises and Crown Entities are included in the combined Crown classification. Contingent liabilities in respect of sub-entities are excluded.

Non-Quantifiable Contingent Liabilities

        The following lists those contingent liabilities of the Crown which cannot be quantified. Contingent liabilities in respect of sub-entities are included.

Institutional Guarantees

  Commerce Commission
  District Court Judges, Justices of the Peace, Coroners and Dispute Tribunals
  Earthquake Commission Fund
  Maori Trustee
  Ministry of Fisheries
  National Provident Fund
  Persons Exercising Investigating Powers
  Public Trust Office
  Reserve Bank of New Zealand

Other Contingent Liabilities

  Bank of New Zealand
  Contaminated Sites
  Crown Research Institutes
  Development Finance Corporation Limited
  District Health Boards
  Electricity Corporation of New Zealand Limited
  Fletcher Challenge Limited
  Housing Corporation of New Zealand
  Housing New Zealand Limited
  Pharmaceutical Management Agency
   Purchasers of Crown Operations
  Sale of Crown Assets
  Tax Liabilities
  Treaty of Waitangi Claims
  Works Civil Construction
  Works Consultancy Services

QuickLinks

  Exhibit 99.3(D)(1)
TABLE OF CONTENTS
  SUMMARY
  SELECTED STATISTICAL AND FINANCIAL DATA
NEW ZEALAND
  Area and Population
  Form of Government
  Social Framework
  The Treaty of Waitangi
  Foreign Relations
  Membership in International Economic Organisations
  THE ECONOMY OF NEW ZEALAND: OVERVIEW
  Introduction
  Background
  The 1990s
  Recent Developments and Outlook
  Fiscal Policy
  Public Debt
  National Accounts
  Prices and Costs
  Labour Markets
INDUSTRIAL STRUCTURE AND PRINCIPAL ECONOMIC SECTORS
EXTERNAL SECTOR
  External Trade
  Foreign Investment Policy
  Balance of Payments
  Foreign-Exchange Rates and Overseas Reserves
SUPERVISION OF THE FINANCIAL SECTOR
  The Reserve Bank of New Zealand
  Financial Sector Structural Developments
  Business Law Environment
  Monetary Policy
  Interest Rates and Money and Credit Aggregates
PUBLIC FINANCE AND FISCAL POLICY
  Public Sector Financial System
  Public Sector Financial Management
  Current Fiscal Position
  Statement of Financial Position
  Taxation
  Government Enterprises
  State-Owned Enterprises
  Crown Entities
  Performance of Government Enterprises
PUBLIC DEBT(1)
  Debt Management Objectives
  Debt Record
  Summary of Direct Public Debt
  Tables and Supplementary Information